INTERNATIONAL COMMERCIAL
                                TELEVISION INC.


             COMMENT LETTER RESPONSES FOR FORM 10-KSB FOR THE YEAR
             -----------------------------------------------------
          ENDED DECEMBER 31, 2005 AND THE QUARTER ENDED MARCH 31, 2006
          ------------------------------------------------------------


FORM 10-KSB FOR FISCAL YEAR ENDED DECEMBER 31, 2005
---------------------------------------------------


     1.   A statement has now been provided.

     2. The Amendments containing the revisions were filed on August 16, 2006. However, additional changes with relation to the following queries have now been added. Please look at the most current amended 10-KSB for December 31, 2005 and 10-QSB for March 31, 2006 which will be filed on December 19, 2006.

ITEM  6.  Management's  Discussion  and  Analysis  or Plan of Operation, page 16
--------------------------------------------------------------------------------


3. An explanation of the impact of adopting SFAS 123R has now been included on page 16 of Management's Discussion and Analysis or Plan of Operation.

Plan of Operation: Liquidity and Capital Resources, page 16
-----------------------------------------------------------

4. We have now revised our accounting with regards to the forgiveness of interest. We have added an explanation to page 16, revised the "Paid in Capital" and "Accumulated Deficit" figures on the balance sheet, and added a disclosure to Note 1.

Notes to the Consolidated Financial Statements
----------------------------------------------

Note  1.  Summary  of  Significant  Accounting  Policies
--------------------------------------------------------

Advertising  Costs
------------------

5. We have revised our disclosure to include the total amount charged to "Media and Production" expenditures for each income statement presented, in accordance with paragraph .49(C) of SOP 93-7.

Stock  Options
--------------

6. We have revised our disclosure as and also disclosed the general terms of awards under the option plan.

Note  3  Financial  Instruments
-------------------------------

7. We have revised the borrowing rate in our disclosure and we now disclose the fair value of the note payable based on a borrowing rate of zero.


Note  4  Commitments  and  Contingencies
----------------------------------------

8. We still feel that this transaction represents operating income based on the environment in which our company operates. We are a diversified company that owns a number of trademarks, patents and copyrights. In the case of TwinTech, we decided to sell one of those trademarks and the rights to the infomercial that was produced for it. This is the first sale from our portfolio of such trademarks. Since our company owns several trademarks that have potential re-sale value, we feel it should be concluded that sales of such trademarks are related to the ordinary and typical activities in the environment in which the company operates and thus the criterion of unusual nature or non-operating income would not be met. Yes, we agree that the majority of our on-going business is the sale of products through the infomercials we produce; however, we also consider the sale of the rights to these products, and any associated infomercials as a major business activity. Sales like TwinTech will be rare due to the complexity of trademarks and the large financial commitment required from the buyer.
What we can do, is disclose the revenue and cost associated with the sale of this trademark and infomercial separately on the Income Statement, as recommended in point 9 below. Please see the changes on the income statement.

Note  9  Segment  Reporting
---------------------------

9. We have now disclosed revenues and cost of revenues for each group of products and services separately, in accordance with paragraph 37 of SFAS 131.

Form 10-QSB for Fiscal Quarter Ended March 31, 2006
---------------------------------------------------

Notes to the Consolidated Financial Statements, page 6
------------------------------------------------------

Note  1.  Summary  of  Significant  Accounting  Policies,  page  6
------------------------------------------------------------------

10. 50,000 shares were issued for a consulting services contract which was agreed upon and completed during the second quarter. We recognize the cost of the stock-based services when the performance of said services had been completed and valued the transaction at the market value of the stock on the date of completion. It is company policy that for all share based or stock option based compensation, the quantity and terms of the issuance are first agreed upon with the vendor or non-employee, so that the quantity and terms of the transaction are known up front. If we were required to recognize any cost of the transaction during financial reporting periods prior to the measurement date, for purposes of recognition of costs during those periods the equity instruments would be measured at their then-current fair values at each of those interim financial reporting dates, which in our case would be quarter-end dates.

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549
                    -----------------------------------------
                                   FORM 10-KSB
(Mark  One)
[X]  Annual  report  under section 13 or 15(d) of the Securities Exchange Act of
     1934
                 For the fiscal year ended     December 31, 2005
                                           -------------------------
                                       OR
[ ] Transition report under section 13 or 15(d) of the Securities Exchange Act of 1934
                   For the transition Period from           to
                                                 -----------  -----------

                         Commission file number: 0-49638
                                                 -------

                       INTERNATIONAL COMMERCIAL TELEVISION INC.
          ------------------------------------------------------------------
                 (Name of small business issuer in its charter)

                Nevada                                 76-0621102
    ------------------------------         ----------------------------------
   (State or other jurisdiction of        (I.R.S. Employer Identification No.)
    incorporation or organization)

         10245 Sunrise Place NE
          Bainbridge Island, WA                          98110
----------------------------------------  ------------------------------------
(Address of principal executive offices)               (Zip Code)

                   Issuer's telephone number:  (206) 842-3729
                                              ---------------

         Securities registered under Section 12(b) of the Exchange Act:

                                      None
                                      ----

         Securities registered under Section 12(g) of the Exchange Act:

                         Common Stock, $0.001 par value
                         ------------------------------
                                (Title of class)

Check whether the Issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. [X]

Indicate  by check mark whether the registrant is a shell company (as defined in
Rule  12b-2  of  the  Exchange  Act     Yes  [ ]   No  [X]

Issuer's  revenues  for  its  most  recent  fiscal  year:    $2,415,055
                                                         ------------------

The aggregate market value of the common stock held by non-affiliates of the issuer on February 28, 2006, based on the average bid and asked price on that date, being $1.20, was approximately $4,000,000, assuming solely for purposes of this calculation that all directors and executive officers of the issuer are "affiliates." This determination of affiliate status is not necessarily a conclusive determination for other purposes.

On March 30, 2006, the issuer had 10,635,188 shares of common stock, $0.001 par value per share, issued and outstanding.

Documents  Incorporated  by  Reference:  None

    TRANSITIONAL SMALL BUSINESS DISCLOSURE FORMAT (CHECK ONE):  Yes [ ] No [X]

                    INTERNATIONAL COMMERCIAL TELEVISION INC.

                                    INDEX TO
                          ANNUAL REPORT ON FORM 10-KSB
                      FOR THE YEAR ENDED DECEMBER 31, 2005

PART I                                                                                            PAGE
Item 1.    Description of Business                                                                  1
Item 2.    Description of Property                                                                 12
Item 3.    Legal Proceedings                                                                       13
Item 4.    Submission of Matters to a Vote of Security Holders                                     13

PART II
Item 5.    Market for Common Equity and Related Stockholder Matters                                13
Item 6.    Management's Discussion and Analysis or Plan of Operation                               14
Item 7.    Financial Statements                                                                    20
Item 8.    Changes In and Disagreements With Accountants on Accounting and Financial Disclosure    20
Item 8A    Controls and Procedures                                                                 21
Item 8B    Other Information                                                                       21

PART III
Item 9.    Directors, Executive Officers, Promoters and Control Persons; Compliance
           With Section 16(a) of the Exchange Act                                                  22
Item 10.   Executive Compensation                                                                  24
Item 11.   Security Ownership of Certain Beneficial Owners and Management
           and Related Stockholder Matters                                                         24
Item 12.   Certain Relationships and Related Transactions                                          26
Item 13.   Exhibits                                                                                27
Item 14.   Principal Accountant Fees and Services                                                  27

SIGNATURES                                                                                         28

FINANCIAL
STATEMENTS                                                                                         F-1

                                     PART I

FORWARD-LOOKING  STATEMENTS

The matters discussed in this Form 10-KSB may contain "forward looking statements" (as such term is defined in the Private Securities Litigation Reform Act of 1995). These statements can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "intends," "should," or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties. The safe harbor provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended, apply to forward-looking statements made by International Commercial Television Inc ("ICTV"). You should not place undue reliance on forward-looking statements. Forward-looking statements involve risks and uncertainties. The actual results that ICTV achieves may differ materially from any forward-looking statements due to such risks and uncertainties. These forward-looking statements are based on current expectations, and ICTV assumes no obligation to update this information. Readers are urged to carefully review and consider the various disclosures made by ICTV in our reports filed with the Securities and Exchange Commission that attempt to advise interested parties of the risks and factors that may affect its business.

ITEM  1.  DESCRIPTION  OF  BUSINESS
-----------------------------------

OVERVIEW

We produce long-form and short-form infomercials and sell our proprietary brands of advertised products directly to our viewing audience. The goal of our business plan is to create brand awareness through our infomercials so that these brands and their families of products may be sold in dedicated shelf-space areas by product category in traditional retail stores. We acquire the rights to the products that we market via licensing agreements, acquisition and in-house development. We currently sell these products domestically and internationally via infomercials. Our success is dependent, in part, on our ability to source suitable direct response television products; produce profitable infomercials that attract and retain viewer interest; create brand awareness through our infomercials; and capitalize on the brand awareness we create in our infomercials to sell the products featured in our infomercials, along with related families of products, in traditional retail stores under our established brands.

A short-form infomercial is a 30-second, 60-second, or 120-second spot, while a long-form infomercial is a 28 -minute direct response commercial. Short-form infomercials generally feature products that can be explained or demonstrated in two minutes or less, with a selling price of $29 or less. Long-form infomercials generally feature products with a selling price of $30 - $300 and are usually unique, with more benefits and features, and thus require a lengthier demonstration and explanation.

Our international division has been our primary revenue source for the fiscal years ended December 31, 2005 and 2004. Almost 68% of our product sales for the year ended December 31, 2005, were generated from products sold internationally, as compared to 90% for the same period in 2004. In 2001 our focus shifted to the international market for several reasons. First, we perceived a high demand for infomercial products in the international market. Second, our management has relationships with several international infomercial operators, and we believed we could use those relationships to our advantage, especially when marketing our own products. Finally, many of our infomercials for our primary products are awaiting editing for either rollout or testing, and the funds required for production will come from additional financing or cash flow.
Although we plan to continue to devote attention to and to expand our international operations, we expect the vast majority of our revenue in the future to come from domestic sales.

In addition to products that we own or have the exclusive license to market (which we refer to as "our products" or "our own products"), we act as the international distributor for products owned by third parties (which we refer to as "third-party products"). For third-party products, we locate international infomercial operators to sell the product, and we receive either a royalty or the difference between the price at which we sell the product to the international infomercial operator and the price at which we acquire the product. In most instances, there are previously existing infomercials for the third-party products. We generated approximately 1% and 7% of our total revenue for the years ended December 31, 2005 and 2004, respectively, from the sale of third-party products.

We are a Nevada corporation, and our headquarters are located at 10245 Sunrise Place NE, Bainbridge Island, WA 98110.

CORPORATE  HISTORY

Our predecessor, The Gun Store, Inc., was incorporated in Montana on February 11, 1993. On June 25, 1998, The Gun Store, Inc. reincorporated in Nevada under a voluntary share exchange with Moran Dome Exploration, Inc., a Nevada corporation. Moran Dome was incorporated on June 25, 1998. Under the exchange, The Gun Store's 100 issued and outstanding shares of common stock were exchanged pro rata for 1,000,000 shares of Moran Dome Exploration, Inc. common stock. At the same time, Moran Dome entered into an agreement with Canadex Ventures Inc. for the rights to market, manufacture and use oxygen-enriched water for mining and mineral extraction in Alaska. The agreement with Canadex terminated on or about December 1998. Moran Dome entered into a similar agreement with David R. Mortenson & Associates in April 1999, for the license to manufacture and use a product known as Biocatalyst for mining, mineral extraction and ore processing. Moran Dome did not adequately exploit the rights granted by David R. Mortenson & Associates, and those rights lapsed.

In April 2000, Moran Dome entered into and closed a share and option purchase agreement with Kelvin Claney, Robin Jan Claney and William Ainslie Reece, in their capacity as trustees of The Better Blocks Trust, which owned or controlled all of the equity interest in Windowshoppc.com Limited ("WSL"), R.J.M. Ventures Limited ("RJML") and Better Blocks International Limited. Under the agreement, Moran Dome purchased all of the equity interest in Windowshoppc.com Limited and R.J.M. Ventures Limited and an option to purchase all of the equity in Better Blocks International Limited, as well as a license to all of the assets owned by Better Blocks International Limited. The purchase price under the agreement was 8,000,000 shares of Moran Dome's common stock and a $590,723 promissory note. The option exercise price is the issuance of another 500,000 shares of our common stock.

Following the transaction with The Better Blocks Trust, our objective has been to acquire products by either licensing arrangement or acquisition that are suitable for profitable direct response television advertising.

In March 2001, we amended and restated our articles of incorporation and changed our name from Moran Dome Exploration, Inc. to International Commercial Television Inc. ("ICTV").

Strategic Media Marketing Corp. ("SMM") was incorporated in the Province of British Columbia on February 11, 2003. SMM is 100% wholly-owned by ICTV. SMM purchases media time for ICTV.

During 2003, we transferred all assets and commitments of WSL and RJML directly to ICTV. We concurrently had WSL and RJML removed from the New Zealand
Registrar  of  Companies.

INDUSTRY  OVERVIEW

In 1984 the Federal Communications Commission (FCC) repealed its limitations on advertising minutes per hour, which permitted the sale of 30-minute blocks of television advertising and the birth of the infomercial industry. Prior to 1984, it was virtually impossible to produce a television infomercial, because the maximum allowable minutes of commercial messages per hour was only 16 minutes under FCC standards. By the 1980s, the cable television industry was no longer regulated, which resulted in a rapid abundance of cable channels. The increase in cable channels meant there was more available media time. The producers of infomercials capitalized on this by purchasing media time from cable channels to air their infomercials. The infomercials combined the concepts of retail marketing and direct response marketing into a talk-show-type format. In the 1980s, increased attention from the Federal Trade Commission, as well as from federal and state consumer protection agencies, led to more stringent regulation of the industry and the development of the National Infomercial Marketing Association (now the Electronic Retailing Association) as a self-regulatory organization. Infomercials and home shopping channels soon became a widely accepted manner by which to obtain information regarding products and services and to purchase products and services from home. As time has progressed, the infomercial industry has grown steadily to include a greater variety and quantity of products marketed through infomercials.

MARKET  OPPORTUNITY

Direct  Response  Industry
--------------------------

Direct response marketing has enjoyed dramatic growth in the last five years.

The most comprehensive and current review of the direct response market is the Economic Impact analysis published by the Direct Marketing Association ('DMA') [September 2005 US Direct Marketing Today: Economic Impact, Direct Marketing Association].

Evidence of growing consumer acceptance of direct response is readily apparent from the DMA study of the US market:

     - Marketers in 2005 spent an estimated $161.3 billion for direct marketing promotions which will, in turn, generate an estimated $1.85 trillion in US sales

     - Direct marketing Return on Investment is high. For 2005 an investment of $1 in direct marketing returned $11.49 revenue on average.

     - Sales driven by direct marketing are projected to grow by 6.4% through 2009; by comparison, overall U.S. sales are projected to grow 4.8% in that same period.

     - Direct response television (DRTV) advertising has pulled down about $150.1 billion in sales in 2005

According to Peter Koeppel, president of Koeppel Direct,a Dallas-based direct response media buying agency that specializes in short-form and long-form DRTV, anywhere between 15 percent to 50 percent of the DRTV purchases are coming from the Internet. Half the people watching TV are simultaneously online, and more than half of the online audience now has access to high-speed Internet connections. This has fueled the growth of DRTV sales on the Internet. It also has allowed for streaming video of TV commercials on the Web. This has helped to reinforce the DRTV message online, which has translated into more online business for DRTV advertisers.

Traditional  US  Retail  Market
-------------------------------

According to Plunkett Research Ltd, based upon its own research, the total value of U.S. retail sales for the year 2005 was $4.16 trillion. Census data from the U.S Census Bureau provides that retail sales of automotive parts and accessories (including tire stores) amounted to $882 billion; sales of electronics and household appliances amounted to $94.5 billion; and sales of health and personal care products amounted to $205 billion. These figures represent the value of goods purchased in retail stores under each category and do not include electronic shopping or mail order shopping.

THE  ICTV  SOLUTION

We have noticed that many of our competitors who produce successful infomercials fail to capitalize on that success by associating the products featured in their infomercials with a particular brand. We think that there is a unique opportunity to do so. Our goal is to create several brands of products and to introduce our brands of products to the market by airing infomercials featuring one or a few anchor products for each particular brand. As our brands achieve recognition through the infomercial of the anchor product(s), we plan to sell the anchor product(s) and related families of products under those brands in traditional retail stores. Our objective is to have our brands of proprietary products sold in retail stores in dedicated shelf space areas by product category. We are currently developing the infrastructure we will need to develop our brands and to take families of products under those brands to the traditional retail environment.

OUR PROPOSED BRANDS AND CURRENT PRODUCTS

We continually seek to develop, acquire or obtain the license to consumer products that we believe can be distributed and marketed profitably, especially in the retail environment. Our success depends, in part, on our ability to market products that appeal to viewers and that can be easily associated with a particular brand. In order to succeed, we must also be cognizant of the need to identify new products to supplement and possibly replace our existing product lines as they mature through product life cycles.

Our product development and marketing department is the backbone of our Company. We put forth extensive effort to research and develop new products that are unique and that will be suitable both for direct response marketing in infomercials and for sale in traditional retail stores. Our development of new product ideas stems from a variety of sources, including inventors, trade shows, strategic alliances with manufacturing and consumer product companies, industry conferences, and the continuous review of new developments within targeted brand and product categories. In addition, we also receive unsolicited new product proposals from independent parties.

Our Chief Executive Officer, Kelvin Claney, has been sourcing products since 1984 and has made contacts over the years with trading companies, manufacturers and manufacturers' representatives in Hong Kong, Taiwan, United Kingdom, Israel, South Africa, Australia, New Zealand, Canada and the United States. These parties often forward newly developed products to Mr. Claney to promote and bring them to the marketplace through direct response marketing.

Mr. Claney and his personal representatives have also attended consumer trade and home shows throughout the world, including England, Italy, Germany, France, Israel, Finland, Australia, New Zealand, Canada and the United States. Over the years on such visits, Mr. Claney has established contacts with persons who actively sell and promote various new products and look to have a direct response company market them.

Individual inventors looking to find a direct response marketer to help launch their product are also referred to us by persons Mr. Claney and our management team have come to know over the years through working in the direct response marketing industry.

The Company also internally generates ideas for new products that it wishes to develop. If the Company has an idea for a product, it will present prototype specifications to one of its manufacturers to develop a prototype, and the Company will then evaluate the feasibility of selling the product through an infomercial.

When we evaluate a product for its suitability for an infomercial, we consider how appropriate it is for television demonstration and explanation and how consumers will perceive the value of the product. Part of our selection criteria for new products is as follows:

     - Products must be unique, demonstrable, have mass-market appeal and generally be unavailable elsewhere in the marketplace. Benefits must be capable of being demonstrated visually, preferably with support from customer testimonials;

     - Must support a 4 - 5 times mark-up from landed cost while still representing good perceived value to the consumer;

     - Must have a unique "hook" to be able to catch the attention of the viewer - infomercials simply portray the consumer's problem and the solution provided by the product and usually present a significant before and after state - the bigger the problem solved by the product, the greater the sales potential;

     -    Easily and effectively promoted through sustained television branding;

     - Supports a margin sufficiently high enough to maintain profitability to us when sold through conventional retailers;

     -    Has high volume sales potential, to ensure retailer interest;

     - Exhibits potential for "back-end" sales either through traditional retail or by company-run "auto ship" continuity programs - the more related products that are available for upsell/back-end campaigns, the wider the advantage in the infomercial marketplace;

     - Should have the potential to be turned into a long-term retail plannogram item - a product can drive retail sales by capitalizing on awareness advertising that is created with a successful infomercial; and

     -    Must be relatively easy to ship.

Our primary product categories are Health and Beauty and Diet and Fitness. These categories have performed well in DRTV campaigns and they move smoothly to retail sales channels. Retail buyers seek out new and better products in these categories, especially branded products that have gained a high profile through television.

The following is a list of products we own or have certain rights to and that we are currently marketing or plan to market over the next twelve months.

Health  and  Beauty  Products
-----------------------------

The Health and Beauty category is a strong and proven DRTV category as products in this category demonstrate well on television with before and after clinicals, possess high profit margins, and are aimed at the highly motivated "Fountain of Youth" markets.

Derma  Wand(TM)
---------------

We have a worldwide license to sell the Derma Wand, a skin care appliance that reduces fine lines and wrinkles and improves overall skin appearance. We own a long-form infomercial which to date has been placed in weekly media schedules in Canada, the Philippines, South Africa, Finland, Sweden, Denmark, Holland and the UK.

We have a distribution agreement with Creative Nations International to supply the Derma Wand to international operators in the previously untested areas in the Southeast Asian market.

For the years ended December 31, 2005 and 2004, we generated approximately $1,500,000 and $980,000 in revenue from international sales of Derma Wand(TM). The price consumers pay for Derma Wand(TM) varies from country to country, however, it generally ranges from approximately $100-$120.

The Derma Wand and associated DermaVital skin care products are long-term continuity products. Once the show begins to air in the U.S. market, we expect corresponding Internet sales to increase.

DermaVital  Hydra  Infusion  Treatment
--------------------------------------

DermaVital is a product that allows water to penetrate the skin's surface, thus re-hydrating the deeper layers. Medical experts, including dermatologists, agree that dehydration or lack of water, is a major cause of skin problems. The problem is that the skin by itself is virtually waterproof and water cannot penetrate its resilient surface. This moisturizing formula has been granted a U.S. Government patent for its ability to send water into the deeper layers of the skin where it is most needed. The result is a deeper moisturization that softens, cleanses and hydrates the skin in a way that enhances and supports your skin's own natural functions.

Diet  Shows
-----------

We have exclusive agreements with two individuals and plan to produce infomercials featuring both of these personalities with strong emphasis on vitamin supplement continuity programs.

Additional Products - Various Categories
----------------------------------------

Air-O-Space  5-in-1  SofaBed
----------------------------

AIR-O-SPACE Bed is a inflatable bed system that has five different furniture configurations. It is a sofa, lounger, recliner, bed, and a children's high-rise sleeper all-in-one product. Made to exacting standards, this quality inflatable product comes with its own turbo action inflatable/deflatable pump, an emergency repair kit and a travel bag for easy portability. After a series of tests in the United States market, we determined that the long-term viability of this project, in what has become an overcrowded market, was limited. As a result, we sold off our remaining inventory and no longer carry the product.

BetterBlocks(TM)
----------------

In April 2000 we acquired the exclusive, royalty-free worldwide license to manufacture, market and distribute BetterBlocks(TM), a patented plastic toy building system, under the Share and Option Purchase Agreement with The Better Blocks Trust. Prior to our acquisition of BetterBlocks(TM) sales of BetterBlocks(TM) had been impressive, more than 5 billion individual blocks having been sold since the first short-form infomercial ran on Nickelodeon. BetterBlocks(TM) has been sold mainly through DRTV, mail order catalogues, retail and the television shopping channel QVC. In one 24-hour period on QVC $1.3 million worth of BetterBlocks(TM) were sold.

We also own a long-form infomercial. This infomercial was recently edited and tested successfully late 2003 in Europe. As a result of this test there is now strong interest in international infomercial operators to run BetterBlocks(TM) in their various markets including Japan. Japan is second only to the US market in the sales of children's building blocks and our associate there is particularly strong in the toy market.

Smart  Stacks(TM)
-----------------

We acquired the rights to exclusively manufacture and market an innovative storage system known as "Smart Stacks(TM)". Since the long-form infomercial was first aired in October 1998, one million Smart Stacks(TM) storage systems have been sold worldwide, of which 400,000 of those were sold on QVC in triple pack form.

A new range of larger size Smart Stacks(TM) has just been completed and prototypes were shown to a large US home shopping channel who has indicated a willingness to sell them on their network subject to their approval of the final product. We had intended to re-edit the Smart Stacks(TM) infomercial, but elected to test the new configuaration on a major US shopping channel beforehand. The results have confirmed our intention to re-edit the current show, however, increased product costs will require us to reconfigure the entire product offer.

Our marketing efforts to date with regard to Smart Stacks(TM) have focused on the international market. Smart Stacks(TM) generated approximately 0% and 5% of our total revenues in each of the fiscal years ended December 31, 2005 and 2004, respectively.

Other
-----

TwinTech(TM)
------------

TwinTech(TM) is a two-in-one engine treatment that combines the benefits of both an oil additive and a fuel additive in one product, delivered via the gas tank. In 2003 we secured an exclusive international distribution agreement with Chevron Oronite Company LLC ("COC") to market and distribute TwinTech(TM), and began infomercial production in June 2003. In September 2004, we received final approval from COC to broadcast the infomercial in the United States. At that time COC expressed interest in buying out our rights to TwinTech(TM) and in March 2005, we terminated our relationship with COC in exchange for $800,000 US. As a result of this buyout from COC we have surrendered our rights to advertise, promote, market, sell or otherwise distribute TwinTech(TM).

In addition, we are currently developing infomercials around two unique in-home fitness equipment pieces.

THIRD-PARTY  PRODUCTS

During the last two fiscal years, we sold the following third-party products, both domestically and internationally: Ab Away, Aussie Nads, Cybersonic(TM), Mojave Sunglasses, Perfect Pancake and Sofabed. Our rights to these third-party products are in the form of informal licenses from the owners of the products to act as the international distributor. As the international distributor, we locate international infomercial operators to air the infomercials, and we receive either royalties from the sales of the products or the difference between the price at which we sell the product to the international infomercial operator and the price at which we acquire the product. None of our total revenue for the year ended December 31, 2005 came from the sale of third-party products, compared to 7% for the year ended December 31, 2004.

MARKETING, SALES, PRODUCTION AND DISTRIBUTION

We use infomercials to build brand awareness and identity.

Infomercials are designed to motivate the viewer to purchase the product immediately (or in the case of lead-generation DRTV, to inquire about the product). As a result, where brand TV spots generally focus on one key benefit, infomercials give the viewer all the information they need to make a purchasing decision, including presenting multiple features and benefits, and providing price and quality comparisons. Most infomercials also include a special time-sensitive offer designed to induce immediate response.

Infomercials are characterized by benefit-driven copy, captivating demonstrations and attractive offers. A typical infomercial consists of two or three "pods" that each last from 6 -12 minutes. Each pod contains product and benefit information for consumers to make a decision on whether or not to purchase. The pod concludes with a call-to-action (CTA) during which the seller asks for the order.

More importantly, we feel that infomercials build brand awareness. Viewers of a long-form infomercial are exposed to the name and features of a particular brand and product for nearly thirty minutes. We think that this brand recognition will make it easier to market the featured product in the retail environment, because consumers who have seen our infomercials will already have been exposed to the brand. We expect other products within the featured product's family to benefit from brand association in the retail environment. We believe this introduction of product family brands through infomercials will save much time, money and effort that we would otherwise have to spend on marketing if we were to introduce our products to traditional retail without airing the infomercials first.

We also think infomercials are an easy means by which to measure the success of our marketing efforts. We can measure how successful an infomercial is or will be by doing a media test. If the product performs well during test marketing, we can increase the media time for the infomercial. We can also target certain markets by buying media time in particular locations or cities. The products we sell via our infomercials may do well in some markets, but not in others. When orders are placed, we gather demographic information about the purchaser and use this information to determine our future target markets.

We contract with several independent companies to manufacture our products. In general, we place an order with the manufacturer and we pay the manufacturer cash upon shipment of the goods. In some instances, we provide the manufacturer with an advance payment to cover a portion of the manufacturers' costs, and we pay the balance after the goods are shipped.

We contract with telemarketing firms to answer phones and capture orders for products sold through our infomercials. Our storage of inventory and fulfillment of orders is performed in house and by contracted fulfillment companies as needed.

We generally fulfill our orders within 30-50 days of the date customers order our products. If for some reason we are unable to fulfill an order within 50 days of the date of a customer's order, then we provide the customer with a letter explaining the reason for the delay. The letter will also provide the customer with a revised shipping date not to exceed 30 days, and will offer the customer an option to either consent to the delay in shipping or to cancel their order and receive a prompt refund.

INFOMERCIAL  PRODUCTION

We contract with independent production companies to produce our infomercials. We have relationships with several independent producers, and we contract out such functions as a way to keep our overhead to a minimum. The production companies generally work for cost plus a royalty of between one to two percent of sales, not including shipping and handling. Such royalties are usually paid out over the sales life of the product. In the case of our own products, we are responsible for paying the royalties to our production companies, whereas in the case of third-party products, the owner of the third-party product is responsible for paying royalties to the company that produced its infomercial. We, along with the owner or inventor of the product, as the case may be, will generally have input in the production process. We utilize a company specialist to oversee all scripting, filming and editing of the infomercial, and we take great care to ensure that the infomercial is produced in such a way that it can easily be adapted to international markets.

MEDIA  TESTING

Once the infomercial is produced, we build up or acquire a small amount of inventory and purchase $10,000-$20,000 worth of media time through one of our preferred direct response television specialist media agencies to test the infomercial in select target markets. The agencies generally have comprehensive records of the markets and time slots in which certain product categories have historically sold well. The agencies also have comprehensive tracking and analyzing programs to test and track the sales response in the markets where we air our infomercials. The agencies will provide us with a report showing the amount of revenue generated from the infomercial as a ratio to media dollars spent. For example, a 2.5:1 ratio means that for every $1.00 spent on media, $2.50 was generated in sales. We take this information, along with other things such as cost of goods, fulfillment charges, telemarketing costs, insurance, returns, credit card commissions and shipping costs and generate our own reports to assess the success of the infomercial in our target markets.

PRODUCT  ROLLOUT

If a positive result is achieved during media testing, we will begin to build up inventory of the product and "roll out" the infomercial on a wider scale by increasing media spending on a weekly basis until a point just before returns diminish. When we roll out infomercials, we generally begin with a media spend of $75,000-$100,000 per week for media time for a long-form infomercial and a minimum of $50,000 per week for a short-form infomercial or spot. We monitor results, payoffs and profitability of our infomercials on a daily basis and aim to be very cautious as to when and how we go about rolling out our infomercials.

In our experience, a "good average" infomercial, which we define as having a media ratio of 2.5:1, will have a life span of 8 to 12 months and will, at its peak, sustain $150,000-$200,000 in media spending per week. A "hit" infomercial, which we define as having a media ratio of 4:1 or greater, will have a life span of 12 to 24 months, and at its peak, will sustain $600,000-$700,000 in media spending per week.

INTERNATIONAL  SALES

The goal of our international division is to establish solid distribution relationships in each country where we air infomercials. By doing so, we can tailor our products and production for each individual region, and forge relationships with local experts and established companies that are intimate with the marketplace. When a product that was domestically sold in an infomercial is prepared for international distribution, the international infomercial operator will dub the infomercial, develop product literature in the appropriate foreign language and review the infomercial's compliance with local laws. The international infomercial operator will then test the infomercial and roll it out on a larger scale if the test marketing is successful. We believe that almost every well-produced infomercial will produce profitable margins somewhere internationally, even if it has failed in the United States.

For the year ended December 31, 2005, international product sales contributed to about 67% of our revenue as compared to over 90% for the previous year. Although we do not expect international sales to be our primary source of revenue in the future, we do expect to continue to devote attention to the international market and to have our infomercials aired internationally on a daily basis to millions of people through our strategic alliances that we have and will continue to develop throughout the world. We are working to leverage our line of products that we market internationally and test which shows sell best in each country and region.

TRADITIONAL  RETAIL  SALES

We aim to capitalize on the brand and product awareness we create through our infomercials by selling our proprietary brands of products and related families of products under those brands in dedicated shelf-space areas by product category in traditional retail stores. We believe that traditional retail sales are a logical step to take after we create brand and product awareness through our infomercials, because we will not have to incur any significant marketing costs and expenses that consumer product companies would otherwise have to incur when introducing their products to the traditional retail environment.

We are currently working toward creating the infrastructure that we will need in order to take our brands and products to the traditional retail environment.

Television advertising will continue during the transition from DRTV marketing to full retail placement. Television promotion at this point usually takes the form of 30-second and 15-second "brand-burster" commercials. From these messages, consumers learn that the product already introduced to them through infomercials is now available in retail stores. A "super special" dial-800 offer will be featured to strengthen the message.

These "brand-burster" advertisements are placed on cable channels, selected because of their reach or because the nature of the product coincides with the known interests of a particular audience [e.g. an automotive product infomercial appears on Speedvision, a cable channel drawing car buffs].

The objective of the DRTV strategy is to build brands that are attractive to our main target market - national retailers.

OTHER DIRECT RESPONSE SALES METHODS

Once we have rolled out a product in an infomercial, we prepare to distribute the product via other direct response methods, such as mail order catalogs, direct mail, credit card statement inserts and live appearances on television home shopping channels, such as QVC. We believe that this is an additional means by which to use the brand awareness we create in our infomercials, and to reach consumers who might not watch television. These other direct response methods also extend the time period during which each of our products can generate revenue.

CUSTOMER  SERVICE

We seek to provide our customers with quality customer service. We generally offer an unconditional 30-day money back return policy to purchasers of our products. Our policy is to investigate the cause of returns if returns begin to undermine our expectations for a product's profitability. We have not performed any such investigations because our return ratios have been acceptable, in the range of three to five percent.

COMPETITION

We compete directly with several established companies that generate sales from infomercials and direct response television, as well as small independent direct response television producers. Our competitors also include companies that make imitations of products at substantially lower prices. Products similar to ours may be sold in department stores, pharmacies, general merchandise stores, magazines, newspapers, direct mail advertising, catalogs and over the Internet. Many of our major competitors, who include Thane International Inc. and Guthy-Renker Corp., have substantially greater financial, marketing and other resources than us.

We expect that we will face additional competition from new market entrants and current competitors as they expand their direct marketing business models. The barriers to entry in the infomercial industry are fairly low, but there are many difficult hurdles for young entrants to overcome if they are to be successful in the long-term. To be competitive, we believe we must respond promptly and effectively to the challenges of technological change, evolving standards and our competitors' innovations. We must also source successful products, create brand awareness and utilize good sales pitches for our products. We believe that although we have a limited operating history, we are strategically positioned to compete because of our management's experience and strong relationships in the industry. In addition, we feel that associating our products with particular brands and focusing on the traditional retail environment, as we intend to do, will give us a competitive advantage over traditional infomercial companies who fail to capitalize on the consumer awareness they create via their infomercials.

INTELLECTUAL  PROPERTY

Our success is dependent, in part, upon our proprietary rights to our primary products. The following consists of a description of our intellectual property rights.

     -    TRADEMARKS

We have several registered trademarks for BetterBlocks(TM) in countries throughout the world. We have also registered trademarks in the United States for Derma Wand(TM), Smart Stacks(TM) and TwinTech(TM).

     -    PATENTS

We have patents for the toy building elements of BetterBlocks(TM) in several countries throughout the world. We also have the nonexclusive right to the use of the United States patent for Derma Wand(TM), as is necessary to manufacture, market and distribute Derma Wand(TM) and a United States patent for a unique cooking device.

     -    COPYRIGHTS

We have copyright registrations for all versions of our infomercials for BetterBlocks(TM) and Smart Stacks(TM).

     -    REGISTERED  DESIGNS

We have registered designs for BetterBlocks(TM) in several countries throughout the world.

There can be no assurance that our current or future intellectual property rights, if any, will not be challenged, invalidated or circumvented, or that any rights granted under our intellectual property will provide competitive advantages to us. In addition, there can be no assurance that claims allowed on any future patents will be sufficiently broad to protect our products. The laws of some foreign countries may not protect our proprietary rights to the same extent as do the laws of the United States. We intend to enforce our proprietary rights through the use of licensing agreements and, when necessary, litigation. Although we believe the protection afforded by our patents, trademarks, copyrights and registered designs has value, rapidly changing technology and industry standards make our future success depend primarily on the innovative skills, expertise, and management abilities of our team rather than on patent and trademark protection.

ROYALTY  AGREEMENTS

In April 2000, we assumed from R.J.M. Ventures Limited and Better Blocks International Limited, by virtue of the Share and Option Purchase Agreement we signed with The Better Blocks Trust, the obligation to pay royalties on the sales of Smart Stacks(TM) and Derma Wand(TM) under the following agreements:

Smart  Stacks(TM)
-----------------
     - Under a manufacturing, marketing and distribution agreement with the inventor of Smart Stacks(TM), we are obligated to pay her royalties based on a certain percentage of the net sales of Smart Stacks(TM). The current term of the agreement terminates in May 2008. The agreement will thereafter automatically and continually renew for successive additional 5-year terms, unless we are in material default, and are notified in writing of her intent to terminate the agreement.

     - Under a production agreement with the Broadcast Arts Group ("BAG"), we are obligated to pay BAG royalties based on a certain percentage of adjusted gross revenues from the sale of Smart Stacks(TM). We may terminate the contract with written notice if we elect not to air the infomercial and market the product.

DermaWand(TM)
-------------
     - Under a marketing and royalty agreement with the developer of Derma Wand(TM), we are obligated to pay them a royalty at a fixed rate per unit sold. The agreement is silent as to its duration.

     - Under a production agreement with BAG, we are obligated to pay royalties to BAG based on adjusted revenues or units sold depending on various scenarios as defined in the agreement. This agreement terminated on August 31, 2005.

     - Under an endorsement agreement with an individual for her appearance in a Derma Wand(TM) infomercial, we are obligated to pay her for each unit sold internationally, up to a maximum royalty payment for any one calendar quarter. Further, if the infomercial is aired in the United States, then the airing fee will revert back to the same flat rate per calendar quarter. The current term of the agreement terminates in October 2009, and thereafter will automatically and continually renew for successive and additional 5-year terms unless we are in material default and are notified of her intent to terminate the agreement.

During the past three years we entered into the following agreements in connection with Nail Dazzle(TM), SprintR, Bondzalot(TM) and IBIZ with the obligation to pay royalties as follows:

Nail  Dazzle(TM)
----------------
     - In April 2003, we sold certain trademarks, a domain name, copyrights, infomercials and inventory, all relating to Nail Dazzle(TM) to a retail distribution company (the "Purchaser"). All commitments entered into by us in connection with Nail Dazzle(TM) have been transferred to and assumed by the Purchaser. In consideration for the sale, SHP has agreed to pay us a fixed percentage of royalty payments received from the Purchaser.

SprintR
-------
     - Under an exclusive license and marketing agreement with Land Surfer Scooter Company Ltd. ("LSSC"), we are obligated to pay LSSC a royalty per unit sold depending on various scenarios. The initial term of the agreement terminates in June 2007. The agreement will thereafter automatically and continually renew for successive additional 5-year terms, unless we are in material default.

Bondzalot(TM)
-------------
     - Under an non-exclusive marketing and distribution agreement with an individual, we are obligated to pay him a royalty per unit sold at a price to be determined. The initial term of the agreement terminates in July 2007. The agreement automatically and continually renews for successive additional five years unless either party is in breach of the agreement and the breach is not remedied within 30 days of written notice.

IBIZ
----
     - Under an exclusive license agreement with IBIZ and its principal (collectively, "IBIZ"), we are obligated to pay a royalty at varying rates depending on various scenarios starting at $0.50 per kit. The initial term of the agreement terminates in September 2007 and shall continue in full force and effect unless terminated by mutual agreement. Upon expiration of the initial five-year term, the agreement automatically and continually renews for successive additional five years unless we notify IBIZ at least 30 days before the end of the then current term. On May 12, 2003 we terminated this agreement.

On a limited basis, we receive royalties from international sales of third-party products that we market, which are usually based on oral agreements.

GOVERNMENTAL  REGULATION

We are subject to regulation by a variety of federal, state and local agencies, including the Federal Trade Commission, the Federal Communications Commission, the Consumer Product Safety Commission and the FDA under the FDC Act. The government regulations to which we are subject vary depending on the types of products we manufacture and market. As we begin to market a broader variety of products and services, we may become subject to regulation by additional agencies.

We are also subject to the Federal Mail/Telephone Order Rule. Under the Mail/Telephone Order Rule, it is an unfair or deceptive act or practice for a seller to solicit any order for the sale of merchandise to be ordered by the buyer through the mail or by telephone unless, at the time of the solicitation, the seller has a reasonable basis to expect that it will be able to ship the ordered merchandise to the buyer within 30 days after the seller's receipt of a properly completed order from the buyer. If the buyer uses credit to pay for the merchandise, the time period within which the seller must ship the merchandise to the buyer is extended to 50 days. Under the Mail/Telephone Order Rule, the seller, among other things, must provide the buyer with any revised shipping date. If the seller is unable to fulfill an order within 30 or 50 days, as the case may be, then the seller must provide the buyer an option either to consent to a delay in shipping or to cancel their order and receive a prompt refund.

There can be no assurance that new laws, rules, regulations or policies that may have an adverse effect on our operations will not be enacted or promulgated at a future date.

EMPLOYEES

We currently employ a total of three employees, all of whom are full-time. We consider our labor relations to be good. None of our employees are covered by a collective bargaining agreement. If our business grows as we project, we anticipate hiring another two employees in the next fiscal year.

RESEARCH  AND  DEVELOPMENT

Our research and development costs have consisted of efforts to discover and develop new products and the testing and development of direct-response advertising related to these products. In 2003 we started production on our TwinTech(TM) infomercial. Under an arrangement made with a shareholder, the shareholder agreed to pay the entire infomercial production fee in return for a per kit royalty. In March 2005, we terminated our relationship with Chevron Oronite Company LLC ("COC"). In exchange for a buyout of $800,000 US from COC we have surrendered our rights to advertise, promote, market, sell or otherwise distribute TwinTech(TM). As a result, we agreed to repay the production cost for the infomercial to the shareholder out of the proceeds received from COC.

AVAILABLE INFORMATION AND REPORTS TO STOCKHOLDERS

We  are  subject  to  the  information and periodic reporting requirements under
Section 12(g) of the Securities Exchange Act and, accordingly, will file periodic reports, proxy statements and other information with the Securities and Exchange Commission. Any document we file may be read and copied at the Commission's Public Reference Room located at 450 Fifth Street NW, Washington DC 20549. Please call the Commission at 1-800-SEC-0330 for further information about the public reference rooms. Our filings with the Commission are also available to the public from the Commission's website at http://www.sec.gov.


ITEM  2.  DESCRIPTION  OF  PROPERTY
-----------------------------------

PROPERTIES

Our executive offices are located in Bainbridge Island, Washington and are provided to the Company at no charge by Kelvin Claney, President of the Company. In addition, we rent an office in North Vancouver, British Columbia for our international operations, where we have entered into a three-year lease commencing January 1, 2006 for approximately $2,400 per month .

We believe that our present facilities will be suitable for the operation of our business for the foreseeable future and should we need to expand, we expect that suitable additional space will be available on commercially reasonable terms, although no assurance can be made in this regard. We also believe our property is adequately covered by insurance.


ITEM  3.  LEGAL  PROCEEDINGS
----------------------------

We are not a party to any pending legal proceeding or litigation and none of our property is the subject of a pending legal proceeding. Further, our officers and directors know of no legal proceedings against us or our property contemplated by any governmental authority.


ITEM  4.  SUBMISSION  OF  MATTERS  TO  A  VOTE  OF  SECURITY  HOLDERS
---------------------------------------------------------------------

No matters were submitted to the Company's shareholders during the year ended December 31, 2005.


                                     PART II


ITEM  5.  MARKET  FOR  COMMON  EQUITY  AND  RELATED  STOCKHOLDER  MATTERS
-------------------------------------------------------------------------

MARKET  FOR  COMMON  EQUITY

Our common stock trades on the OTC Bulletin Board under the symbol "ICTL". The OTCBB constitutes a limited and sporadic trading market and does not constitute an "established trading market". An established trading market for our securities does not exist. The range of reported high and reported low bid prices per share for our common stock for each fiscal quarter within the last two fiscal years, as reported by Stockwatch is set forth below. These quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions.

Quarter ended       High    Low   Quarter ended       High    Low
------------------  -----  -----  ------------------  -----  -----
                      $      $                          $      $
------------------  -----  -----  ------------------  -----  -----
December 31, 2005    0.73   0.68  December 31, 2004    0.95   0.56
------------------  -----  -----  ------------------  -----  -----
September 30, 2005   0.45   0.44  September 30, 2004   1.01   0.70
------------------  -----  -----  ------------------  -----  -----
June 30, 2005        0.31   0.31  June 30, 2004        0.90   0.35
------------------  -----  -----  ------------------  -----  -----
March 31, 2005       0.65   0.65  March 31, 2004       1.50   0.80
------------------  -----  -----  ------------------  -----  -----

HOLDERS

As of February 28, 2006, there were 10,635,188 shares of common stock outstanding, held by approximately 250 shareholders of record.

DIVIDENDS

To date we have not paid any dividends on our common stock, and we do not expect to declare or pay any dividends on our common stock in the foreseeable future. Payment of any dividends will be dependent upon our future earnings, if any, our financial condition, and other factors the board of directors determines are relevant.

RECENT  SALES  OF  UNREGISTERED  SECURITIES

Set forth below is information regarding the issuance and sales of our securities without registration during the past three years. No such sales involved the use of an underwriter and no commissions were paid in connection with the sale of any securities.

During December 2002, the Company committed 25,000 shares of its common stock to Mr. Thomas Woolsey, a former president of the Company in connection with a settlement arrangement entered into between Mr. Woolsey and the Company. The Company believes the issuance was exempt from registration under Rule 506 of Regulation D and/or Section 4(2) under the Securities Act.

On June 13, 2003, 5,000 shares at $1.50 per share, totaling $7,500, were returned to treasury and cancelled. 55,000 shares were originally issued on September 6, 2002 in consideration for certain property and equipment. As part of another transaction, it was agreed to reduce the original consideration by 5,000 shares.

During the year ended December 31, 2003, 24,000 options were exercised at $0.50 per share, for a total of $12,000.

On May 31, 2004, the Company granted options to purchase up to 300,000 shares of our common stock to consultants under our Stock Option Plan at $0.35 per share. The offer and sale of the options was exempt from registration under Rule 701 under the Act. If Rule 701 under the Act is not available as an exemption, we believe the offer and sale of the options was exempt under Rule 506 of Regulation D under the Act and Section 4(2) under the Act. In addition, the offer and sale of 300,000 options granted with an exercise price of $0.35 per share were also exempt under Regulation S under the Act, due to the foreign nationality of the relevant purchasers.

During the year ended December 31, 2004, 2,000 options were exercised at $0.50 per share, for a total of $1,000.

On November 8, 2005, the Company granted options to purchase up to 160,000 shares of our common stock to a consultant under our Stock Option Plan at $0.36 per share. The offer and sale of the options was exempt from registration under Rule 701 under the Act. If Rule 701 under the Act is not available as an exemption, we believe the offer and sale of the options was exempt under Rule 506 of Regulation D under the Act and Section 4(2) under the Act. In addition, the offer and sale of 160,000 options granted with an exercise price of $0.36 per share were also exempt under Regulation S under the Act, due to the foreign nationality of the relevant purchasers.


ITEM  6.  MANAGEMENT'S  DISCUSSION  AND  ANALYSIS  OR  PLAN  OF  OPERATION
--------------------------------------------------------------------------

The following discussion should be read in conjunction with the consolidated financial statements in Item 7. Certain statements contained in this report may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Because such statements include risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include those discussed in the "Outlook: Issues and Uncertainties" section of this Form 10-KSB.

OVERVIEW

ICTV was incorporated as Moran Dome Exploration, Inc. on June 25, 1998. We had limited operations and assets until April 2000, when we entered into and closed a Share and Option Purchase Agreement with Kelvin Claney, Robin Jan Claney and William Ainslie Reece, in their capacity as trustees of The Better Blocks Trust. When the share and option purchase agreement with The Better Blocks Trust closed, we began our operations as an infomercial company selling products directly to consumers via long-form and short-form infomercials, both domestically and internationally. We market products that we own or have the exclusive license to market (which we refer to as "our products" or "our own products"), and we also act as the international marketing distributor for products owned by third parties (which we refer to as "third-party products"). As the international marketing distributor for the third-party products, we take previously existing infomercials for third- party products, locate international infomercial operators to sell the products featured in the infomercials, and we receive either a royalty or the difference between the price at which we sell the product to the international infomercial operator and the price at which we acquire the product.

Although we currently sell products through infomercials, the goal of our business plan is to use the brand awareness we create in our infomercials so that we can sell the products featured in our infomercials, along with related families of products, under distinct brand names in traditional retail stores. Our goal is to have these families of products sold in the traditional retail environment in shelf-space dedicated to the product category. We are developing the infrastructure to create these brands of products so that we can implement our business plan.

Fluctuations in our revenue are driven by changes in our product mix. Revenues may vary substantially from period to period depending on our product line-up. A product that generates revenue in one quarter may not necessarily generate revenues in each quarter of a fiscal year for a variety of reasons, including, seasonal factors, the product's stage in its life-cycle, the public's general acceptance of the infomercial and other outside factors, such as the general state of the economy.

Just as fluctuations in our revenues are driven by changes in our product mix, our gross margins from period to period depend on our product mix. Our gross margins vary according to whether the products we are selling are primarily our own products or third-party products. As a general rule, the gross margins for our own products are considerably higher based on proportionately smaller cost of sales. For third-party products, our general experience is that our gross margins are lower, because we record as cost of sales the proportionately higher cost of acquiring the product from the manufacturer. Within each category (i.e., our own products versus third-party products), gross margins still tend to vary based on factors such as market price sensitivity and cost of production.

Many of our expenses for our own products are incurred up-front. Some of our up-front expenditures include infomercial production costs and purchases of media time. If our infomercials are successful, these up-front expenditures produce revenue as consumers purchase the products aired on the infomercials. We do not incur infomercial production costs and media time for our third-party products, because we merely act as the distributor for pre-produced infomercials. It is the responsibility of the international infomercial operators to whom we sell the third-party products to take the pre-produced infomercial, adapt it to their local standards and pay for media time.

RESULTS  OF  OPERATIONS

The following discussion compares operations for the fiscal year ended December 31, 2005 with the fiscal year ended December 31, 2004.

Revenues

Net sales increased to approximately $2,415,000 in 2005 from approximately $1,130,000 in 2004, an increase of $1,285,000, or 114%. The domestic sale of the trademark and infomercial of our third-party product Twin Tech(TM) accounted for 62% of the increase. For our infomercial products ,in 2005, as was the case for 2004, we focused on the international market, with 100% of our revenue coming from international sales compared to 90% in 2004. The product that provided most of our revenue in 2005 was our own products, Derma Wand(TM) .
About 67% of net sales were generated by sale of our own products in 2005, nearly 93% of which was attributed to the Derma Wand(TM). The remaining 33% of net sales in 2005 was from the $800,000 US sale of Twin Tech(TM) .In comparison, 93% of net sales in 2004 were attributed to our own products, with the Derma Wand(TM) accounting for 89%.

Derma Wand(TM) sales reached a new high in 2005 and with stronger acceptance internationally, we expect sales to continue to grow in 2006.

Gross  Margin

Gross margin percentage increased to approximately 54% in 2005 from approximately 47% in 2004. The increase in gross margin percentage was primarily due to the fact that we received more of our total revenues in 2005 from the sales of our own Derma Wand(TM) product and from the sale of the third-party product Twin Tech(TM). . where we generally have a lower cost of sales than we do for other products. In 2005, we received approximately $790,000 in gross margin for Derma Wand(TM), compared to approximately $500,000 in 2004.

Operating  Expenses

Total operating expenses increased to approximately $890,000 in 2005, up from approximately $617,000 in 2004, an increase of $243,000, or 39%. Management's efforts to increase operations and sales of Derma Wand(TM) over the past 12 months are one of the reasons for the increase in operating expenses. The majority of the increase, approximately $196,000, can be attributed to an accrual for production costs associated with the Twin Tech(TM) infomercial. The increase in general and administrative expenses is a direct result of higher travel and administration costs associated with promoting higher sales of the Derma Wand(TM).

Net  Income

Apart from the past fiscal year, we have not achieved profitability on a consistent or annualized basis. Our net income of over $408,000 for the year ended December 31, 2005 follows up a 2004 net loss of almost $98,000. Although we expect continued strong sales from our Derma Wand product over the next fiscal year, we anticipate that until a follow-up financing is completed, we will continue to operate at or near break-even, as we reinvest all available funds into new products. Market acceptance of the products we launch will also be a determining factor as to whether we will continue to operate profitably or at a loss.

Stock  Options

In December 2004, the FASB issued SFAS No. 123 (revised 2004) Share-Based Payment, This statement replaces SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees. This statement requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. Pro forma disclosure is no longer an alternative. This statement establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair-value-based measurement method in accounting for share-based payment transactions with employees. This statement uses the terms compensation and payment in their broadest senses to refer to the consideration paid for goods or services, regardless of whether the supplier is an employee.

Upon adoption of SFAS No. 123R, we will begin recognizing the cost of stock options using the modified prospective application method whereby the cost of new awards and awards modified, repurchased or cancelled after the required effective date and the portion of awards for which the requisite service has not been rendered (unvested awards) that are outstanding as of the required effective date shall be recognized as the requisite service is rendered on or after the required effective date. Because the Company historically accounted for share-based payment arrangements under the intrinsic value method of accounting, the Company will continue to provide the disclosures required by Statement of Financial Accounting Standards No. 123 until the effective date of SFAS No. 123R, regarding pro forma net earnings and basic and diluted earnings per share, had compensation expense for our stock options been recognized based upon the fair value for awards granted. SFAS No. 123R becomes effective from January 1, 2006. We expect the adoption of this standard will have a material impact on its financial statements assuming employee stock options are granted in the future For fiscal year 2006, we estimate the incremental increase to compensation costs related to the expensing of stock options will be approximately $90,000 net of income tax

PLAN  OF  OPERATION;  LIQUIDITY  AND  CAPITAL  RESOURCES

At December 31, 2005, we had approximately $21,000 in the bank, compared to approximately $95,000 at December 31, 2004. We generated negative cash flow from operations of approximately $30,000 in 2005, compared to a negative cash flow from operations of approximately $7,000 in 2004. Decreases in accounts payable and accrued liabilities of approximately $323,000 offset much of the income (approximately $408,000) and increase in receivables (approximately $160,000) in 2005. In 2004, an increase in accounts payable and accrued liabilities of approximately $313,000 offset much of the loss (approximately 98,000) and increase in receivables (approximately $254,000).

The Company has a note payable to The Better Blocks Trust ("BB Trust") in the amount of approximately $591,000. In 2003, the BB Trust agreed to forego all interest owed in connection with this note and the Company and BB Trust have amended the promissory note to reflect this. A gain of $148,483 was recorded in connection with the amount of accrued interest forgiven on the note. As we have been legally released as the primary obligor under the accrued interest liability, such liability has been extinguished based on paragraph 16(b) of SFAS
140. As such, the forgiveness of interest represents the extinguishment of a liability between related entities, as contemplated by footnote 1 to paragraph 20 of APB 26. Thus we have revised our accounting treatment of this transaction and have now classified it as a capital transaction.

The Company has granted 1,235,000 stock options; 900,000 at $0.35, 80,000 at $0.50, 35,000 at $1.50, 60,000 at $2.00, and 160,000 at $0.36. All option grants vest over a five-year period. To date, a total of 26,000 stock options have been exercised at $0.50 for $13,000. If the optionees exercise the remainder of these options as they vest, we will receive $572,100 in capital. We estimate that the $0.50 options granted on September 28, 2001 will result in non-cash compensation expense of approximately $32,000 that we will recognize over the next two years as services are rendered by the optionees. This assumes an estimated fair value of $1.50 per share, based on the price of our offering of $1.50 per share at the time. In 2005 we recorded stock-based compensation of $29,880 in connection with options granted on November 8, 2005 and in 2004 we recorded stock-based compensation of $14,637 in connection with options granted on May 31, 2004.

The Company has experienced a net income from operations but has negative cash flows from operating activities for the year ended December 31, 2005. In addition, the Company has a working capital deficiency of approximately $318,000 and an accumulated deficit of approximately $1,138,000 as of December 31, 2005. These recurring losses and our need for additional capital to sustain operations has led to the "going concern" opinion issued by our independent auditors. In an effort to reach profitability and become less dependent on the requirement to finance continuing operations, we are working to increase revenues and profit margins by continuing the trend of generating revenues by selling our own products where our margins are much higher than our third-party products. Furthermore, we are actively pursuing additional financing so that we may produce two long-form infomercials and one short-form infomercial over the course of the next twelve months. We have no binding commitments or arrangements for additional financing, and there is no assurance that our management will be able to obtain any additional financing on terms acceptable to us, if at all.


OFF-BALANCE SHEET ARRANGEMENTS

We do no have any off-balance sheet arrangements.

OUTLOOK: ISSUES AND UNCERTAINTIES

Shareholders and prospective purchasers of our common stock should carefully consider the following risk factors in addition to the other information appearing in this Annual Report on Form 10-KSB.

THERE  IS  NO ASSURANCE THAT OUR STRATEGY TO LEVERAGE BRAND AWARENESS CREATED BY
--------------------------------------------------------------------------------
OUR  INFOMERCIALS  INTO  THE  RETAIL  MARKET  WILL  WORK,  AND THE VALUE OF YOUR
--------------------------------------------------------------------------------
INVESTMENT  MAY  DECLINE  IF  WE  DO  NOT  ATTAIN  RETAIL  SALES.
-----------------------------------------------------------------

The goal of our business plan is to create brand awareness through infomercials so that we can use this brand awareness to sell our products under our brands in traditional retail stores in dedicated shelf-space areas. Our success will depend on our ability to associate our products with particular brands to create consumer awareness and to enter the traditional retail market. If our strategy to leverage brand awareness created by our infomercials into the retail market does not work and we do not attain retail sales, the value of your investment may decline.

IF  THE RESPONSE RATES TO OUR INFOMERCIALS ARE LOWER THAN WE PREDICT, WE MAY NOT
--------------------------------------------------------------------------------
ACHIEVE  THE  CUSTOMER  BASE  NECESSARY  TO BECOME OR REMAIN PROFITABLE, AND THE
--------------------------------------------------------------------------------
VALUE  OF  YOUR  INVESTMENT  MAY  DECREASE.
-------------------------------------------

Our revenue projections assume that a certain percentage of viewers who see our infomercials will purchase our products. If a lower percentage of these viewers purchase our products than we project, we will not achieve the customer base necessary to become or remain profitable, and the value of your investment may decrease.

IF  OUR  INFOMERCIALS  ARE  NOT  SUCCESSFUL,  WE  WILL  NOT  BE  ABLE  TO RECOUP
--------------------------------------------------------------------------------
SIGNIFICANT  ADVANCE  EXPENDITURES  SPENT ON PRODUCTION AND MEDIA TIMES, AND OUR
--------------------------------------------------------------------------------
BUSINESS  PLAN  MAY  FAIL.
--------------------------

Our business involves a number of risks inherent in operating a direct response television business. The production of infomercials and purchase of media time for television involves significant advance expenditures. A short-form infomercial generally costs around $15,000-$18,000 to produce, while production costs for a long-form infomercial are generally around $120,000-$180,000. We are dependent on the success of the infomercials we produce and the public's continued acceptance of infomercials in general. If our infomercials do not generate consumer support and create brand awareness and we cannot recover the initial money we spend on production and media time, we will not be able to recoup the advance expenditures and may go out of business if new products and additional capital are not available.

WE  DEPEND ON KEY MANAGEMENT AND EMPLOYEES, THE LOSS OF WHOM MAY PREVENT US FROM
--------------------------------------------------------------------------------
IMPLEMENTING  OUR  BUSINESS PLAN, LIMIT OUR PROFITABILITY AND DECREASE THE VALUE
--------------------------------------------------------------------------------
OF  YOUR  STOCK.
----------------

We are dependent on the talent and resources of our key executives and employees. In particular, the success of our business depends to a great extent on Kelvin Claney, our President and Chief Executive Officer and a member of our Board of Directors. Mr. Claney has extensive experience in the infomercial industry, and his services are critical to our success. The market for persons with experience in the direct response television industry is very competitive, and there can be no guarantee that we will be able to retain the services of Mr. Claney. We do not have an employment agreement with Mr. Claney, and as a result, there is no assurance that he will continue to stay with our Company in the future. We have not obtained key man insurance with respect to Mr. Claney or any of our executive officers. The loss of Mr. Claney may prevent us from implementing our business plan, which may limit our profitability and decrease the value of your stock.

IF  WE  CANNOT  PROTECT  OUR INTELLECTUAL PROPERTY RIGHTS, OUR OPERATING RESULTS
--------------------------------------------------------------------------------
WILL SUFFER, AND YOU COULD ULTIMATELY LOSE YOUR INVESTMENT.
-----------------------------------------------------------

We seek to protect our proprietary rights to our products through a combination of patents, trademarks, copyrights and design registrations. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or obtain and use information that we consider proprietary. Litigation may be necessary to enforce our intellectual property rights and to determine the validity and scope of the proprietary rights of others. Any litigation could result in substantial costs and diversion of management and other resources with no assurance of success and could seriously harm our business and operating results. Investors could lose their entire investment.

WE  DO  NOT  HAVE  LIABILITY  INSURANCE FOR ALL OF OUR PRODUCTS, WHICH MEANS THE
--------------------------------------------------------------------------------
BURDEN  OF  PAYING FOR DAMAGES FOR LIABILITIES FALLS SOLELY ON US, AND YOU COULD
--------------------------------------------------------------------------------
LOSE  YOUR  ENTIRE  INVESTMENT.
-------------------------------

Not all of our products are covered by liability insurance against claims for damages. In particular, we do not have liability insurance for Smart Stacks(TM) and BetterBlocks(TM), but we do have direct insurance for Derma Wand(TM), and we do appear as an additional insured party on the policy of the owner, Omega 5. We have not directly procured liability insurance policies for the third-party products we market. Without insurance to cover damages resulting from liability claims stemming from our products, or if the manufacturer's insurance for third-party products is inadequate to cover damages, we may be held responsible for product liability damages. If the damage award is substantial, our business operations would be significantly affected, and you could lose your entire investment.

IF  WE  DO  NOT  CONTINUE TO SOURCE NEW PRODUCTS, OUR ABILITY TO COMPETE WILL BE
--------------------------------------------------------------------------------
UNDERMINED, AND WE MAY BE UNABLE TO IMPLEMENT OUR BUSINESS PLAN.
----------------------------------------------------------------

Our ability to compete in the direct marketing industry and to expand into the traditional retail environment depends to a great extent on our ability to develop or acquire new innovative products under particular brands and to complement these products with related families of products under those brands. If we do not source new products as our existing products mature through their product life cycles, or if we do not develop related families of products under our brands, we will not be able to implement our business plan, and the value of your investment may decrease.

OUR SHARES ARE CLASSIFIED AS "PENNY STOCK," WHICH WILL MAKE IT MORE DIFFICULT TO
--------------------------------------------------------------------------------
SELL  THAN  EXCHANGE-TRADED  STOCK.
-----------------------------------

Our securities are subject to the Securities and Exchange Commission rule that imposes special sales practice requirements upon broker-dealers that sell such securities to other than established customers or accredited investors. For purposes of the rule, the phrase "accredited investors" means, in general terms, institutions with assets exceeding $5,000,000 or individuals having a net worth in excess of $1,000,000 or having an annual income that exceeds $200,000 (or that, combined with a spouse's income, exceeds $300,000). For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of purchasers of our securities to buy or sell in any market that may develop.

In addition, the Securities and Exchange Commission has adopted a number of rules to regulate "penny stocks". A "penny stock" is any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6 and 15g-7 under the
Securities and Exchange Act of 1934, as amended. The rules may further affect the ability of owners of our shares to sell their securities in any market that may develop for them. Shareholders should be aware that, according to the Securities and Exchange Commission Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include:

     - control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer;

     - manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases;

     - "boiler room" practices involving high pressure sales tactics and unrealistic price projections by inexperienced sales persons;

     - excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and

     - the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the inevitable collapse of those prices with consequent investor losses.

OUR  ISSUANCE  OF ADDITIONAL SHARES MAY HAVE THE EFFECT OF DILUTING THE INTEREST
--------------------------------------------------------------------------------
OF  SHAREHOLDERS.
----------------

Any additional issuances of common stock by us from our authorized but unissued shares may have the effect of diluting the percentage interest of existing shareholders. Out of our 100,000,000 authorized common shares, 89,364,812 shares, or approximately 89%, remain unissued. The board of directors has the power to issue such shares without shareholder approval. None of our 20,000,000 authorized preferred shares are issued. We fully intend to issue additional common shares or preferred shares in order to raise capital to fund our business operations and growth objectives.

THE  BOARD  OF  DIRECTORS'  AUTHORITY TO SET RIGHTS AND PREFERENCES OF PREFERRED
--------------------------------------------------------------------------------
STOCK MAY PREVENT A CHANGE IN CONTROL BY SHAREHOLDERS OF COMMON STOCK.
----------------------------------------------------------------------

Preferred shares may be issued in series from time to time with such designation, rights, preferences and limitations as our board of directors determines by resolution and without shareholder approval. This is an anti-takeover measure. The board of directors has exclusive discretion to issue preferred stock with rights that may trump those of common stock. The board of directors could use an issuance of preferred stock with dilutive or voting preferences to delay, defer or prevent common stockholders from initiating a change in control of the Company or reduce the rights of common stockholders to the net assets upon dissolution. Preferred stock issuances may also discourage takeover attempts that may offer premiums to holders of our common stock.

CONCENTRATION OF OWNERSHIP OF MANAGEMENT AND DIRECTORS MAY REDUCE THE CONTROL BY
--------------------------------------------------------------------------------
OTHER SHAREHOLDERS OVER ICTV.
-----------------------------

Our executive officers and directors own or exercise full or partial control over approximately 70% of our outstanding common stock. As a result, other investors in our common stock may not have much influence on corporate decision-making. In addition, the concentration of control over our common stock in the executive officers and directors could prevent a change in control of ICTV.

OUR  BOARD  OF  DIRECTORS  IS  STAGGERED,  WHICH  MAKES  IT MORE DIFFICULT FOR A
--------------------------------------------------------------------------------
STOCKHOLDER  TO  ACQUIRE  CONTROL  OF  THE  COMPANY.
----------------------------------------------------

Our articles of incorporation and bylaws provide that our board of directors be divided into three classes, with one class being elected each year by the stockholders. This generally makes it more difficult for stockholders to replace a majority of directors and obtain control of the board.

STOCKHOLDERS  DO  NOT  HAVE  THE  AUTHORITY  TO  CALL  A  SPECIAL MEETING, WHICH
--------------------------------------------------------------------------------
DISCOURAGES  TAKEOVER  ATTEMPTS.
--------------------------------

Our articles of incorporation permit only our board of directors to call a special meeting of the stockholders, thereby limiting the ability of stockholders to effect a change in control of the Company.

WE  DO NOT ANTICIPATE PAYING DIVIDENDS TO COMMON STOCKHOLDERS IN THE FORESEEABLE
--------------------------------------------------------------------------------
FUTURE, WHICH MAKES INVESTMENT IN OUR STOCK SPECULATIVE OR RISKY.
-----------------------------------------------------------------

We have not paid dividends on our common stock and do not anticipate paying dividends on our common stock in the foreseeable future. The board of directors has sole authority to declare dividends payable to our stockholders. The fact that we have not and do not plan to pay dividends indicates that we must use all of our funds generated by operations for reinvestment in our operating activities. Investors also must evaluate an investment in our Company solely on the basis of anticipated capital gains.

LIMITED  LIABILITY  OF  OUR  EXECUTIVE  OFFICERS  AND  DIRECTORS  MAY DISCOURAGE
--------------------------------------------------------------------------------
STOCKHOLDERS  FROM  BRINGING  A  LAWSUIT  AGAINST  THEM.
--------------------------------------------------------

Our articles of incorporation and bylaws contain provisions that limit the liability of directors for monetary damages and provide for indemnification of officers and directors. These provisions may discourage stockholders from bringing a lawsuit against officers and directors for breaches of fiduciary duty and may also reduce the likelihood of derivative litigation against officers and directors even though such action, if successful, might otherwise have benefited the stockholders. In addition, a stockholder's investment in our Company may be adversely affected to the extent that costs of settlement and damage awards against officers or directors are paid by us under the indemnification provisions of the articles of incorporation and bylaws. The impact on a stockholder's investment in terms of the cost of defending a lawsuit may deter the stockholder from bringing suit against one of our officers or directors. We have been advised that the SEC takes the position that this provision does not affect the liability of any director under applicable federal and state securities laws.


ITEM  7.  FINANCIAL  STATEMENTS
-------------------------------

Financial statements are set forth on pages F-1 through F-19.


ITEM  8.  CHANGES  IN  AND  DISAGREEMENTS  WITH  ACCOUNTANTS  ON  ACCOUNTING AND
--------------------------------------------------------------------------------
FINANCIAL  DISCLOSURE
---------------------

On August 5, 2004 we dismissed our auditor, Moore, Stephens, Wurth, Frazer and Torbet, LLP. On August 5, 2004, we engaged new auditors as our independent accountants to audit our financial statements. Our Board of Directors approved the change of accountants to Dohan and Company, P.A., CPA's effective on August 5, 2004.

ITEM  8A.  CONTROLS  AND  PROCEDURES
------------------------------------

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's Exchange Act reports is recorded, processed, summarized and reported within the time frames specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer and its Chief Financial Officer, to allow timely decisions regarding required disclosure based closely on the definition of "disclosure controls and procedures" in Rule 13a-15(e) and 15d-15(e)

As of December 31, 2005, the Company carried out an evaluation, under the supervision and within the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on the foregoing, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective.

There has been no change in the Company's internal controls over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during our last fiscal year that has materially affected, or is reasonably likely to materially affect our internal control over financial reporting.

ITEM  8A.OTHER  INFORMATION
---------------------------

None.

                                    PART III

ITEM  9.  DIRECTORS,  EXECUTIVE  OFFICERS,  PROMOTERS  AND  CONTROL  PERSONS;
-----------------------------------------------------------------------------
COMPLIANCE  WITH  SECTION  16(A)  OF  THE  EXCHANGE  ACT
--------------------------------------------------------

The following table sets forth the name, age and position of each director and executive officer of ICTV:

NAME              AGE  POSITION
----------------  ---  ----------------------------------------------------------
Kelvin Claney     56   President, Chief Executive Officer, Secretary and Director
----------------  ---  ----------------------------------------------------------
Karl Redekopp     35   Chief Financial Officer
----------------  ---  ----------------------------------------------------------
William R. Flohr  43   Director
----------------  ---  ----------------------------------------------------------

William Flohr was appointed to the Board of Directors on June 3, 2000. Kelvin Claney was appointed to the Board of Directors on January 22, 2001.

On February 14, 2003, Kelvin Claney assumed the duties of President in addition to his Chief Executive Officer and Secretary duties.

Each director will serve staggered terms of one, two, or three years and until their successors are elected and qualified. Officers will hold their positions at the pleasure of the board of directors, without prejudice to the terms of any employment agreement.

There are no arrangements or understandings between the directors and officers of ICTV and any other person under which any director or officer was or is to be selected as a director or officer. In addition, there are no agreements or understandings for the officers or directors to resign at the request of another person and the above-named officers and directors are not acting on behalf of nor acting at the direction of any other person.

KELVIN CLANEY - PRESIDENT AND CHIEF EXECUTIVE OFFICER, SECRETARY, DIRECTOR

Mr. Claney began working in the United States direct response business in 1989 as an independent contractor to National Media Corp., where he produced, sourced, and executive-produced various infomercial projects, including Euro Painter, HP9000, Auri polymer sealant and Color Cote 2000 , Dustmaster 2000, LeSnack, Iron Quick and Fatfree Express. Since 1992, Mr. Claney has served as President of R.J.M. Ventures, Inc., a television direct response marketing company, where he was responsible for such things as identifying projects the Company wants to become involved in, selecting production companies to produce infomercials and selecting media times to promote the infomercials. The creation of the Smart Stacks(TM) infomercial, which is now owned by ICTV, was one of the projects Mr. Claney was responsible for as President of R.J.M. Ventures, Inc. He also created the infomercial for the children's toy product known as BetterBlocks(TM), which was then owned by The Better Blocks Trust.

KARL REDEKOPP - CHIEF FINANCIAL OFFICER

In July 2005, Mr. Redekopp was appointed Chief Financial Officer of ICTV.

Karl Redekopp has over 14 years experience in the areas of corporate finance and the financial administration of public companies. He began working in public practice in 1992 specializing in accounting and auditing for a variety of different types of corporations. In November 1997 Mr. Redekopp began working for the Loewen Group Inc. as a senior Accounting Manager; a position in which he utilized his knowledge and experience to help streamline certain financial control procedures and practices. In 1999 he accepted a position with inTRAVELnet.com inc., a public company listed on the OTC-BB, as controller. In 2000 he was appointed chief financial officer of the company; as chief financial officer, Mr. Redekopp was responsible for all matters relating to the financial administration of a public company, including compliance, auditing, control, treasury and compensation.

From July 2002 to July 2005, Mr. Redekopp provided consulting services to a number of different companies for which he held senior level positions.

Mr. Redekopp is qualified as a certified general accountant (CGA) and has a background in corporate finance, business and administration.

WILLIAM R. FLOHR - DIRECTOR

Mr. Flohr presently owns Info Marketing Group Inc., a vertically integrated infomercial company, where he has served as President since 1991. In 1989, he co-created an infomercial series called "Amazing Discoveries". From 1989-1991, Mr. Flohr was a co-owner of Positive Response Television, Inc. In the two years he was with Positive Response Television, Inc., he produced over thirty infomercials. From 1982 to 1988, Mr. Flohr was a Senior TV Producer for the American Broadcasting Company Television Network (ABC), where he produced "Live with Regis and Kathie Lee" and "Geraldo" television talk shows. Since 2000, Mr. Flohr has served as a Director of Amden Corp., a developer and marketer of oral care products, including Cybersonic(TM), an electronic sonic toothbrush that is presently sold via infomercials domestically and internationally.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Control persons, including all directors and executive officers, of our Company are required by Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to report to the SEC their transactions in, and beneficial ownership of, the Company's common stock, including any grants of options to purchase common stock. To the best of the Company's knowledge, the Company's directors and executive officers timely filed all required reports with the SEC during the year ended December 31, 2005.

AUDIT COMMITTEE AND CODE OF ETHICS

We have not formally appointed an audit committee, and the entire Board of Directors (two persons) currently serves the function of an audit committee. Because of the small number of persons involved in management of the Company, we do not have an audit committee financial expert serving on our Board. We have not yet adopted a code of ethics applicable to our chief executive officer and chief financial officer, or persons performing those functions, because of the small number of persons involved in management of the Company.

ITEM  10.  EXECUTIVE  COMPENSATION
----------------------------------

COMPENSATION  OF  NAMED  EXECUTIVE  OFFICERS

The following table sets forth all compensation paid or earned for services rendered to ICTV in all capacities during the years ended December 31, 2005, 2004 and 2003, by our chief executive officer and president (the "Named Officers"). No executive officer received total annual salary, bonus and other compensation in excess of $100,000 in those periods. No options or SAR grants were made to the Named Officers in 2005, nor were any options or SAR's exercised by the Named Officers in 2005.

                                             SUMMARY COMPENSATION TABLE

                                                                        LONG TERM COMPENSATION
                                                              ---------------------------------------
                                 ANNUAL COMPENSATION                   AWARDS              PAYOUTS
                     ----------------------------------------------------------------------------------------------
NAME                                              OTHER       RESTRICTED   SECURITIES
AND                                               ANNUAL      STOCK        UNDERLYING                  ALL OTHER
PRINCIPAL                                         COMPEN -    AWARD(S)     OPTIONS/       LTIP         COMP-
POSITION             YEAR  SALARY ($)  BONUS ($)  SATION ($)  ($)          SARS (#)       PAYOUTS ($)  ENSATION ($)
-------------------------------------------------------------------------------------------------------------------
Kelvin Claney        2005      72,000        nil         nil         nil             nil          nil           nil
(President and CEO)  2004      72,000        nil         nil         nil             nil          nil           nil
                     2003      77,000        nil         nil         nil             nil          nil           nil
-------------------------------------------------------------------------------------------------------------------
Louis Basenese       2005         nil        nil         nil         nil             nil          nil           nil
(former President)   2004         nil        nil         nil         nil             nil          nil           nil
                     2003       7,000        nil         nil         nil             nil          nil           nil
-------------------------------------------------------------------------------------------------------------------

COMPENSATION  OF  DIRECTORS

Directors receive no compensation for their service as directors, although they do receive reimbursement for expenses.

EMPLOYMENT  CONTRACTS

We have no employment agreements with our executive officer.

We may in the future create retirement, pension, profit sharing, insurance and medical reimbursement plans covering our executive officers and directors, and staff. At the present time, no such plans exist. No advances have been made or are contemplated by ICTV to any of its executive officers or directors.


ITEM  11.  SECURITY  OWNERSHIP  OF  CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND
--------------------------------------------------------------------------------
RELATED  STOCKHOLDER  MATTERS
-----------------------------

The following table sets forth, as of February 28, 2006, our outstanding common stock owned of record or beneficially by (1) each person who owned of record, or was known by us to own beneficially, more than 5% of our common stock, (2) each executive officer, (3) each director and (4) the shareholdings of all executive officers and directors as a group. As of February 28, 2006, we had 10,635,188 shares of common stock issued and outstanding.

                                                                NUMBER OF    PERCENTAGE OF
NAME                                                           SHARES OWNED   SHARES OWNED
-------------------------------------------------------------------------------------------
Kelvin Claney, President and Chief Executive Officer, Member
of the Board of Directors (1)                                     6,598,826           59.3%
-------------------------------------------------------------------------------------------
The Better Blocks Trust, declared January 1, 1994 (2)             6,578,826           59.1%
-------------------------------------------------------------------------------------------
William Flohr, Member of the Board of Directors (3)                  80,000            0.7%
-------------------------------------------------------------------------------------------
ALL EXECUTIVE OFFICERS AND DIRECTORS AS A
GROUP - 3 INDIVIDUALS (4)                                         6,678,826           60.0%
-------------------------------------------------------------------------------------------

Except as noted below, all shares are held of record and each record shareholder has sole voting and investment power.

(1) Includes 6,078,826 shares owned by The Better Blocks Trust, of which Mr. Claney is a joint trustee and 500,000 options that are currently exercisable by The Better Blocks Trust. Mr. Claney disclaims beneficial ownership of the shares and options owned or controlled by The Better
     Blocks Trust beyond the extent of his pecuniary interest. Mr. Claney's business address is 10245 Sunrise Place NE, Bainbridge Island, Washington 98110.
(2) Includes 500,000 options that are currently exercisable by The Better Blocks Trust. The address for The Better Blocks Trust is Level 4, 9 High Street, Auckland New Zealand, c/o William Ainslee Reece, Trustee, Reece & Co.
(3) Mr. Flohr's business address is 355 22nd Street, Santa Monica, California 90402.
(4) Includes 500,000 options that are currently exercisable by The Better Blocks Trust.

There are no arrangements known to ICTV, the operation of which may result in a change of control of the Company.

EQUITY  COMPENSATION  PLAN  INFORMATION

The following table sets forth information regarding our 2001 Stock Option Plan as of the year ended December 31, 2005:

----------------------------------------------------------------------------------------------------------------
                                        (a)                       (b)                          (c)
----------------------------------------------------------------------------------------------------------------
                                                                                 NUMBER OF SECURITIES REMAINING
                            NUMBER OF SECURITIES TO BE      WEIGHTED-AVERAGE      AVAILABLE FOR FUTURE ISSUANCE
                              ISSUED UPON EXERCISE OF      EXERCISE PRICE OF        UNDER EQUITY COMPENSATION
                               OUTSTANDING OPTIONS,       OUTSTANDING OPTIONS,     PLANS (EXCLUDING SECURITIES
PLAN CATEGORY                   WARRANTS AND RIGHTS       WARRANTS AND RIGHTS       REFLECTED IN COLUMN (a))
----------------------------------------------------------------------------------------------------------------
EQUITY COMPENSATION PLANS
APPROVED BY SECURITY                1,209,000  $                  0.47                      1,765,000
HOLDERS(1)
----------------------------------------------------------------------------------------------------------------
EQUITY COMPENSATION PLANS
NOT APPROVED BY SECURITY               n/a                         n/a                         n/a
HOLDERS
----------------------------------------------------------------------------------------------------------------
TOTAL                               1,209,000  $                  0.47                      1,765,000
----------------------------------------------------------------------------------------------------------------

(1) The 2001 Stock Option Plan was approved by the shareholders on February 26, 2001.

In connection with the Share and Option Purchase Agreement with the Trustee of The Better Blocks Trust, we purchased all of the equity interest in Windowshoppc.com Limited and R.J.M. Ventures, an option to purchase all of the equity in Better Blocks International Limited, and a license to all of the assets owned by Better Blocks International Limited. The purchase price under the agreement was 8,000,000 shares of our common stock and a $590,723 promissory note. The option exercise price under the agreement is the issuance of another 500,000 shares of our common stock. The option has an initial term of ten years. During the first five years of the term, the option may be exercised by the mutual agreement of the Trustee of The Better Blocks Trust and us. At the end of the first five years and each year after the first five years, the Trustee of The Better Blocks Trust may extend the term of the option by one year, and the option may be exercised by the mutual agreement of the Trustee of The Better Blocks Trust and us. Once less than five years remain in the term of the option, we may exercise the option in our sole discretion. We may terminate the option term at any time in our sole discretion.


ITEM  12.  CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS
-------------------------------------------------------------

TRANSACTIONS  WITH  MANAGEMENT  AND  OTHERS

We have received short-term advances from Kelvin Claney. The outstanding balance of the advances received from Mr. Claney was approximately $463,000 as of December 31, 2005, and approximately $450,000 as of December 31, 2004. Interest rates charged during these periods ranged from 0% to 21.24%.

Our director William Flohr is a director and greater than 10% beneficial owner of Amden Corp., which owns Cybersonic(TM). We periodically purchased units of Cybersonic(TM) from Amden Corp. and acted as the international distributor for them up until May 9, 2003, at which time our relationship with Amden Corp. was terminated. During the year ended December 31, 2003, we recognized approximately $37,000 in revenue from sales of Cybersonic(TM).

The Company's executive offices in Bainbridge Island, Washington, are provided to the Company at no charge by Kelvin Claney, President of the Company.

ITEM  13.  EXHIBITS
-------------------

EXHIBITS

Exhibit
Number   Description
-------  -----------------------------------------------------------------------
*31.1    Rule 13a-14(a)/15d-14(a) Certification - Chief Executive Officer

*31.2    Rule 13a-14(a)/15d-14(a) Certification - Chief Financial Officer

*32      Section 1350 Certifications

*  Filed herewith

REPORTS  ON  FORM  8-K

n/a


ITEM  14.  PRINCIPAL  ACCOUNTANT  FEES  AND  SERVICES
-----------------------------------------------------

Audit Fees

The aggregate fees billed to the Company for professional services rendered for the audit of the Company's annual financial statements, review of the Company's quarterly financial statements, and other services normally provided in connection with statutory and regulatory filings or engagements was $33,296 in 2004 and approximately $31,488 in 2005.

Our Audit Committee reviewed the audit and non-audit services rendered by Dohan and Company, CPA's, P.A. during the periods set forth above and concluded that such services were compatible with maintaining the auditors' independence. All audit and non-audit services performed by our independent accountants are pre-approved by our Audit Committee to assure that such services do not impair the auditors' independence from us.

Approximately eighty-two percent of the hours expended on the principal accountant's engagement to audit our financial statements were attributed to work performed by persons other than the principal accountant's full-time, permanent employees. The principal accountant reviewed all work done by such individuals.

                                   SIGNATURES
                                   ----------

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    INTERNATIONAL COMMERCIAL TELEVISION INC.

Date:  March 30, 2006          By:  /s/  Kelvin  Claney
     ----------------               -------------------------------------
                                    Name:  Kelvin  Claney
                                    Title: President and Chief Executive Officer


In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.


           By:  /s/  Kelvin Claney                     Date:  March 30, 2006
                -----------------------                       --------------
                Name:  Kelvin Claney
                Title:  President and CEO,
                        Secretary and Director


           By:  /s/  Karl Redekopp                     Date:  March 30, 2006
                -----------------------                       --------------
                Name:  Karl Redekopp
                Title:  Chief Financial Officer

                             INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                     INTERNATIONAL COMMERCIAL TELEVISION INC. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm                                         F-1

Consolidated Balance Sheets as of December 31, 2005 and 2004                                    F-2

Consolidated Statements of Operations for the years ended December 31, 2005 and 2004            F-3

Consolidated Statements of Deficiency in Assets for the years ended December 31, 2005 and 2004  F-4

Consolidated Statements of Cash Flows for the years ended December 31, 2005 and 2004            F-5

Notes to the Consolidated Financial Statements                                                  F-6

                    INTERNATIONAL COMMERCIAL TELEVISION INC.
                                AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS


                           DECEMBER 31, 2005 and 2004

Dohan and Company                                  7700 North Kendall Drive, 200
Certified Public Accountants                       Miami, Florida     33156-7564
A Professional Association                         Telephone      (305) 274-1366
                                                   Facsimile      (305) 274-1368
                                                   E-mail         info@uscpa.com
                                                   Internet        www.uscpa.com

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholders and Board of Directors
International Commercial Television Inc.
10245 Sunrise Place NE,
Bainbridge Island, WA  98110

We have audited the accompanying consolidated balance sheets of International Commercial Television Inc. and Subsidiaries as of December 31 2005 and 2004, and the related consolidated statements of operations, deficiency in assets and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of International Commercial Television Inc. and Subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 10 to the financial statements, the Company generated negative cash flows from operating activities during the past year and the Company, for the most part, has experienced recurring losses from operations. In addition, the Company has a working capital deficiency of approximately $320,000 and an accumulated deficit of approximately $ 1,138,000 for the year ended December 31, 2005. For the year ended December 31, 2004, the Company incurred losses of $97,671 and had an accumulated deficit of $1,545,498 which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 10. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                        /s/  Dohan and Company, P.A.
                                        Certified Public Accountants

Miami, Florida
March 27, 2006

                          INTERNATIONAL COMMERCIAL TELEVISION INC. AND SUBSIDIARIES

                                         CONSOLIDATED BALANCE SHEETS
                                       AS OF DECEMBER 31,2005 AND 2004
                                       -------------------------------

                                                                                      2005          2004
                                                                                  ------------  ------------
                                                   ASSETS
                                                   ------
CURRENT ASSETS:
  Cash                                                                            $    21,050   $    95,191
  Accounts receivable                                                                 431,744       271,667
  Inventories                                                                          58,973        53,560
  Prepaid expenses and deposits                                                        31,156        16,699
  Deferred tax assets less valuation allowance of $3,067,000 (2004 - $3,162,000)            -             -
                                                                                  ------------  ------------
    Total current assets                                                              542,923       437,117
                                                                                  ------------  ------------

FURNITURE AND EQUIPMENT:
  Furniture and equipment                                                             110,868       110,869
  Less accumulated depreciation                                                        95,279        76,541
                                                                                  ------------  ------------
    Furniture and equipment, net                                                       15,589        34,328
                                                                                  ------------  ------------

      Total assets                                                                $   558,512   $   471,445
                                                                                  ============  ============

                                       LIABILITIES AND DEFICIENCY IN ASSETS
                                       ------------------------------------

CURRENT LIABILITIES:
  Accounts payable and accrued liabilities                                        $   316,574   $   381,236
  Accounts payable - related parties                                                   82,981       341,600
  Due to related parties                                                              461,527       504,926
                                                                                  ------------  ------------
    Total current liabilities                                                         861,082     1,227,762
                                                                                  ------------  ------------

NOTE PAYABLE TO SHAREHOLDER                                                           590,723       590,723
                                                                                  ------------  ------------

COMMITMENTS AND CONTINGENCIES (Note 4)

DEFICIENCY IN ASSETS:
  Common stock, $0.001 par value, 100,000,000
  Shares authorized, 10,635,188 and 10,635,188
  Issued and outstanding as of December 31, 2005
  And December 31, 2004, respectively
  Common stock                                                                            536           536
  Additional paid-in-capital                                                          408,285       378,405
  Accumulated deficit                                                              (1,286,114)   (1,693,981)
  Unearned compensation                                                               (16,000)      (32,000)
                                                                                  ------------  ------------
    Total deficiency in assets                                                       (893,293)   (1,347,040)
                                                                                  ------------  ------------

      Total liabilities and deficiency in assets                                  $   558,512   $   471,445
                                                                                  ============  ============

            INTERNATIONAL COMMERCIAL TELEVISION INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                  FOR THE YEARS ENDED DECEMBER 31,2005 AND2004
                  --------------------------------------------

                                               2005         2004
                                            -----------  -----------
NET SALES
Infomercial products                        $1,615,055   $1,126,398
Trademarks                                     800,000            -
                                            -----------  -----------
                                             2,415,055    1,126,398
                                            -----------  -----------

COST OF SALES
Infomercial products                           812,468      597,595
Trademarks                                     300,000            -
                                            -----------  -----------
                                             1,112,468      597,595
                                            -----------  -----------
GROSS PROFIT                                 1,302,587      528,803
                                            -----------  -----------

OPERATING EXPENSES:
  Depreciation                                  18,738       28,013
  General and administrative                   551,334      452,578
  Selling and marketing                        290,796       98,917
  Rent                                          29,297       37,902
                                            -----------  -----------
    Total operating expenses                   890,165      617,410
                                            -----------  -----------

OPERATING INCOME (LOSS)                        412,422      (88,607)

OTHER EXPENSES:
  Interest expense                               4,555        9,064
                                            -----------  -----------
    Total other expenses                         4,555        9,064
                                            -----------  -----------


INCOME (LOSS) BEFORE INCOME TAXES              407,867      (97,671)

INCOME TAXES
     Income tax expense                        138,675            -
     Tax benefit of net operating loss
     carryforward                             (138,675)           -
                                            -----------  -----------

INCOME TAXES                                         -            -
                                            -----------  -----------

NET INCOME (LOSS)                           $  407,867   $  (97,671)
                                            ===========  ===========

BASIC NET INCOME (LOSS) PER SHARE           $     0.04   $    (0.01)
                                            ===========  ===========

FULLY DILUTED NET INCOME (LOSS) PER SHARE   $     0.04   $    (0.01)
                                            ===========  ===========


The  accompanying  notes  are an integral part of these consolidated statements.

                                  INTERNATIONAL COMMERCIAL TELEVISION INC. AND SUBSIDIARIES

                                       CONSOLIDATED STATEMENTS OF DEFICIENCY IN ASSETS
                                        FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
                                        ----------------------------------------------

                                     Common Stock
                               -----------------------
                                    $0.001 par value     Common     Additional
                               -----------------------    Stock       Paid-In      Accumulated      Unearned
                                  Shares       Amount   Committed     Capital        Deficit      Compensation      Totals
                               -------------  --------  ----------  ------------  -------------  --------------  ------------
Balances, January 1, 2004         10,633,188  $    534  $        -  $   402,770   $ (1,596,310)  $     (88,000)  $(1,281,006)

Issuance of common stock               2,000         2           -          998              -               -         1,000

Stock options cancelled                    -         -           -      (40,000)             -          40,000             -

Stock-based compensation                                                 14,637                                       14,637

Amortization of deferred
  compensation under non-
  qualified stock option plan              -         -           -            -              -          16,000        16,000

Net loss                                   -         -           -            -        (97,671)              -       (97,671)
                               ----------------------------------------------------------------------------------------------
Balances, December 31, 2004       10,635,188       536           -      378,405     (1,693,981)        (32,000)   (1,347,040)

Stock-based compensation                                                 29,880                                       29,880

Amortization of deferred
  compensation under non-
  qualified stock option plan              -         -           -            -              -          16,000        16,000

Net income                                 -         -           -            -        407,867               -       407,867
                               ----------------------------------------------------------------------------------------------
Balances, December 31, 2005       10,635,188  $    536  $        -  $   408,285   $ (1,286,114)  $     (16,000)  $  (893,293)
                               ==============================================================================================


The accompanying notes are an integral part of these consolidated statements.

             INTERNATIONAL COMMERCIAL TELEVISION INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF CASH FLOWS
                  FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

                                                               2005        2004
                                                            ----------  ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)                                         $ 407,867   $ (97,671)
  Adjustments to reconcile net loss to net cash (used in)
    provided by operating activities:
      Depreciation                                             18,738      28,013
      Stock-based compensation                                 29,880      14,637
      Amortization of deferred compensation under
        nonqualified stock option plan                         16,000      16,000
  Change in assets and liabilities
      Increase in accounts receivable                        (160,077)   (253,741)
      Increase in inventory                                    (5,413)    (29,037)
      (Increase) decrease in prepaid expenses                 (14,457)      1,843
      Increase (decrease) in accounts payable and
        accrued liabilities                                  (323,280)    312,855
                                                            ----------  ----------
          Net cash used in  operating activities              (30,742)     (7,101)
                                                            ----------  ----------


CASH FLOWS FROM FINANCING ACTIVITIES:
  Advances from related parties                               121,600     406,402
  Payments to related parties                                (164,999)   (336,175)
  Proceeds from issuance of common stock                            -       1,000
                                                            ----------  ----------
    Net cash provided by (used in) financing activities       (43,399)     71,227
                                                            ----------  ----------

NET INCREASE (DECREASE) IN CASH                               (74,141)     64,126

CASH, beginning of the year                                    95,191      31,065
                                                            ----------  ----------

CASH, end of the year                                       $  21,050   $  95,191
                                                            ==========  ==========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Interest expense paid                                     $   4,555   $   9,064
                                                            ==========  ==========
  Income taxes paid                                         $       -   $       -
                                                            ==========  ==========

SUPPLEMENTAL DISCLOSURE OF NON-CASH FLOW INFORMATION:
  Cancellation of stock options                             $       -   $  40,000
                                                            ==========  ==========


The accompanying notes are an integral part of these consolidated statements.

            INTERNATIONAL COMMERCIAL TELEVISION INC. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2005

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature  of  operations
----------------------

The Company sells various consumer products. The products are primarily marketed and sold through infomercials. The products are sold throughout the United States and internationally through the broadcast of direct response television commercials better known as infomercials. Although the companies are incorporated in Nevada and British Columbia, operations are currently managed from Washington State and British Columbia.

Organization
------------

International Commercial Television Inc., (the "Company" or "ICTV") was organized under the laws of the state of Nevada on June 25, 1998.

On April 1, 2000, the Company entered into a Share and Option Purchase Agreement with the trustees of The Better Block Trust ("BBT"), which owned or controlled all of the equity interest in Windowshoppc.com Limited ("WSL"), R.J.M. Ventures Limited ("RJML") and Better Blocks International Limited ("BBIL"). Under the agreement, the Company purchased all of the equity interest in WSL and RJML, an option to purchase all of the equity in BBIL and obtained a license to all of the assets owned by BBIL. The purchase price under the agreement was 8,000,000 shares of the Company's common stock and a $590,723 promissory note. In 2003, the BB Trust agreed to forego all interest owed in connection with this note and the Company and BB Trust have amended the promissory note to reflect this. The gain of $148,483 was capitalized to additional paid in capital in connection with the amount of accrued interest forgiven on the note. The option exercise price is the issuance of an additional 500,000 shares of the Company's common stock. For accounting purposes, the acquisition has been treated as an acquisition of ICTV by WSL and RJML and as a recapitalization of WSL and RJML.

Strategic Media Marketing Corp. ("SMM") was incorporated in the Province of British Columbia on February 11, 2003 and has a December 31 fiscal year-end.

Windowshoppc.com Limited was organized under the laws of New Zealand on June 25, 1999 and has a fiscal year-end of March 31. During the 1999 fiscal year, at the direction of management, WSL was removed from the New Zealand Registrar of Companies. All assets and commitments of WSL have been transferred or assigned directly to ICTV.

R.J.M. Ventures Limited was organized under the laws of New Zealand on April 23, 1998 and has a fiscal year-end of March 31. During the 1999 fiscal year, at the direction of management, RJML was removed from the New Zealand Registrar of Companies. All assets and commitments of RJML have been transferred or assigned directly to ICTV.

Principles  of  consolidation
-----------------------------

The accompanying consolidated financial statements include 100% of the accounts of the Company and its wholly-owned subsidiary SMM. All significant inter-company transactions and balances have been eliminated.

Cash  equivalents
-----------------

The Company considers all unrestricted highly liquid investments with an original maturity of three months or less to be cash equivalents.

            INTERNATIONAL COMMERCIAL TELEVISION INC. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2005

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts  receivable
--------------------

No allowance for uncollectible accounts has been provided. The Company's management has evaluated the accounts and believes they are all collectible.

Inventories
-----------

Inventories consists primarily of products held for resale, and are valued at the lower of cost (first-in, first-out method) or market. The Company adjusts inventory for estimated obsolescence when necessary based upon demand and market conditions.

Furniture  and  equipment
-------------------------

Furniture and equipment is carried at cost and depreciation is computed over the estimated useful lives of the individual assets ranging from 3 to 7 years. Depreciation is computed using the straight-line method.

The related cost and accumulated depreciation of assets retired or otherwise disposed of are removed from the accounts and the resultant gain or loss is reflected in earnings. Maintenance and repairs are expensed currently while major renewals and betterments are capitalized.

Depreciation expense amounted to $18,738 and $28,013 for the years ended December 31, 2005 and 2004, respectively.

Impairment  of  Long-Lived  Assets
----------------------------------

Long-lived assets of the Company are reviewed annually as to whether their carrying value has become impaired in accordance with FAS 144. Management considers assets to be impaired if the carrying value exceeds the future projected cash flows from related operations. Management also re-evaluates the periods of amortization to determine whether subsequent events and circumstances warrant revised estimates of useful lives. As of December 31, 2005, management expects these assets to be fully recoverable.

Revenue  recognition
--------------------

Product sales revenue is recognized upon shipment of the product to the customer. The Company has a return policy whereby the customer can return any product received within 30 days of receipt for a full refund excluding shipping and handling. The Company provides an allowance for returns based upon past experience. There were no significant returns for the years presented. Revenue related to the sale of third party products is generally recorded at gross amounts with a corresponding charge to cost of sales. Certain third party products are sold under a commission basis and only the commission income is recorded for these sales.

Shipping  and  handling
-----------------------

Shipping and handling costs are included in cost of sales. Amounts paid to us by customers for shipping and handling charges are included in net sales. Shipping and handling costs approximated $25,000 and $30,000 for December 31, 2005 and 2004, respectively.

            INTERNATIONAL COMMERCIAL TELEVISION INC. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2005

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Research  and  development
--------------------------

Research and development costs are expensed as incurred and are included in selling and marketing expense in the accompanying consolidated financial statements. Research and development costs primarily consist of efforts to discover and develop new products and the testing and development of direct-response advertising related to these products.

Media  and  production  costs
-----------------------------

Media and production costs are expensed as incurred and are included in selling and marketing expense in the accompanying consolidated financial statements.
The Company incurrred $227,170 and $55,327 in such costs for the years ended December 31, 2005 and 2004.

Income  taxes
-------------

The Company uses the asset and liability method of accounting for income taxes, which requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between tax bases and financial reporting bases of assets and liabilities. A valuation allowance is recorded for deferred tax assets when it is not more likely than not that such future tax assets will be realized.

Stock  options
--------------

The Company adopted a stock option plan ("Plan"). The purpose of this Plan is to provide additional incentives to key employees, officers, directors and consultants of the Company and its subsidiaries in order to help attract and retain the best available personnel for positions of responsibility and otherwise promoting the success of the business activities. It is intended that options issued under this Plan constitute nonqualified stock options. The general terms of awards under the option plan are that 20% of the options granted will vest the month following the grant, and 10% will vest every 6 months thereafter. The maximum term of options granted is 10 years and the number of shares authorized for grants of options is 3,000,000.

The Company applies Accounting Principles Board ("APB") Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees," and related interpretations in accounting for all stock option plans. Under APB 25, compensation cost is recognized for stock options granted to employees when the option is less than the market price of the underlying common stock on the date of grant.

SFAS No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation" and SFAS No. 148 (SFAS 148), "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123" require disclosures as if the Company had applied the fair value method to employee awards rather than the intrinsic value method. The fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which differ significantly from the Company's stock option awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. The Company's fair value calculations for awards from stock option plans were made using the Black-Scholes option pricing model.

            INTERNATIONAL COMMERCIAL TELEVISION INC. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2005

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Stock  options  (continued)
---------------------------

The following is a summary of stock options outstanding under the existing stock option plan for the years ended December 31, 2005 and 2004:

                                    Number  of  Shares          Weighted
                             --------------------------------  ---------
                                                                Average
                                                               ---------
                                          Non-                 Exercise
                                         ---------             ---------
                             Employee   Employee     Totals      Price
                             --------  ----------  ----------  ---------
Balance, January 1, 2004            -  1,091,000   1,091,000   $    1.55
  Granted on May 31, 2004           -    300,000     300,000   $    0.35
  Exercised during the year         -     (2,000)     (2,000)  $    0.50
  Cancelled during the year         -   (340,000)   (340,000)  $    1.60
                             --------  ----------  ----------

Balance, December 31, 2004          -  1,049,000   1,049,000   $    0.49
                             ========  ==========  ==========

                                    Number  of  Shares          Weighted
                             --------------------------------  ---------
                                                                Average
                                                               ---------
                                           Non-                Exercise
                                         ---------             ---------
                               Employee  Employee    Totals      Price
                               --------  ---------  ---------  ---------
Balance, January 1, 2005              -  1,049,000  1,049,000  $    0.49
  Granted on November 8, 2005         -    160,000    160,000  $    0.36
  Exercised during the year           -          -          -  $    0.00
  Cancelled during the year           -          -          -  $    0.00
                               --------  ---------  ---------

Balance, December 31, 2005            -  1,209,000  1,209,000  $    0.47
                               ========  =========  =========

The weighted average fair value of options granted during the year was $0.25 (2004 - $0.05). Of the stock options currently outstanding, 862,500 options are currently exercisable at a weighted average exercise price of $0.51. These options expire at dates ranging between March 31, 2006 and September 28, 2011.

The Company provides proforma disclosures of compensation expense under the fair value method of SFAS 123 and SFAS 148.

Following are the weighted average assumptions used for the years ended December 31, 2005 and 2004:

                           2005      2004
Risk-free interest rate     4.49%     3.60%
Expected dividend yield        -         -
Expected lives           5 years   5 years
Expected volatility        83.59%    86.77%

            INTERNATIONAL COMMERCIAL TELEVISION INC. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2005

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Stock  options  (continued)
---------------------------

Had compensation cost for the Company's option plans been determined using the fair value method at the grant dates, the effect on the Company's net income
(loss) and income (loss) per share would have been as follows for the years ended December 31:

                                                                     2005      2004
                                                                   --------  ---------
Net income (loss) as reported                                      $407,867  $(97,671)
Deduct:
  Total stock based employee compensation determined under                -         -
                                                                   --------  ---------
  fair value method for all awards, net of related tax effects

    Pro forma net income (loss)                                    $407,867  $(97,671)
                                                                   ========  =========

Earnings per share:
    Basic - as reported                                            $   0.04  $  (0.01)
                                                                   ========  =========
    Basic - pro forma                                              $   0.04  $  (0.01)
                                                                   ========  =========

    Diluted - as reported                                          $   0.04  $  (0.01)
                                                                   ========  =========
    Diluted - pro forma                                            $   0.04  $  (0.01)
                                                                   ========  =========

In December 2004, the FASB issued SFAS No. 123 (revised 2004) Share-Based Payment, This statement replaces SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees. This statement requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. Pro forma disclosure is no longer an alternative. This statement establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair-value-based measurement method in accounting for share-based payment transactions with employees. This statement uses the terms compensation and payment in their broadest senses to refer to the consideration paid for goods or services, regardless of whether the supplier is an employee. Upon adoption of SFAS No. 123R, we will begin recognizing the cost of stock options using the modified prospective application method whereby the cost of new awards and awards modified, repurchased or cancelled after the required effective date and the portion of awards for which the requisite service has not been rendered (unvested awards) that are outstanding as of the required effective date shall be recognized as the requisite service is rendered on or after the required effective date. Because the Company historically accounted for share-based payment arrangements under the intrinsic value method of accounting, the Company will continue to provide the disclosures required by Statement of Financial Accounting Standards No. 123 until the effective date of SFAS No. 123R, regarding pro forma net earnings and basic and diluted earnings per share, had compensation expense for our stock options been recognized based upon the fair value for awards granted. SFAS No. 123R becomes effective from January 1, 2006. We expect the adoption of this standard will have a material impact on its financial statements assuming employee stock options are granted in the future. For fiscal year 2006, we estimate the incremental increase to compensation costs related to stock options expected to be granted will be approximately $90,000 net of income tax.

            INTERNATIONAL COMMERCIAL TELEVISION INC. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 2005

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use  of  estimates
------------------

The preparation of financial statements in conformity with generally accepted accounting principles of the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management believes that the estimates utilized in preparing its consolidated financial statements are reasonable and prudent. Actual results could differ from these estimates.

Concentration  of  credit  risk
-------------------------------

Financial instruments, which potentially subject the Company to concentration of credit risk include cash and accounts receivable. The Company maintains cash in bank accounts that, at times, may exceed federally insured limits. As of December 31, 2005, the Company did not exceed the federally insured limit. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risks on its cash in bank accounts. As of December 31, 2005, all of the Company's accounts receivable were due from four customers.

New  Accounting  Pronouncements
-------------------------------
In November 2004, the Financial Accounting Standards Board ("FASB") issued Statement No. 151, "Inventory Costs", to amend the guidance in Chapter 4, "Inventory Pricing", of FASB Accounting Research Bulletin No. 43, "Restatement And Revision Of Accounting Research Bulletins", which will become effective for the Company in fiscal year 2006. Statement 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). The Statement requires that those items be recognized as current-period charges. Additionally, Statement 151 requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. We believe that the adoption of SFAS 151 will not affect our financial position or results of operations.

In December 2004, the FASB issued Statement No. 152 "Accounting for Real Estate Time-Sharing Transactions" an amendment of FASB Statements No. 66 and 67. We believe that the adoption of SFAS 152 will not affect our financial position or results of operations.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets," an amendment to Opinion No. 29, "Accounting for Nonmonetary Transactions." Statement No. 153 eliminates certain differences in the guidance in Opinion No. 29 as compared to the guidance contained in standards issued by the International Accounting Standards Board. The amendment to Opinion No. 29 eliminates the fair value exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. Such an exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in periods beginning after December 16, 2004. We do not expect adoption of SFAS No. 153 to have any impact on our financial statements.

In December 2004, the FASB issued SFAS No. 123 (revised 2004) Share-Based Payment. This statement replaces SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees. This

            INTERNATIONAL COMMERCIAL TELEVISION INC. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2005

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

New  Accounting  Pronouncements  (continued)
--------------------------------------------
statement requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. This statement establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair-value-based measurement method in accounting for share-based payment transactions with employees except for equity instruments held by employee share ownership plans. This statement also establishes fair value as the measurement objective for transactions in which an entity acquires goods or services from nonemployees in share-based payment transactions. This statement uses the terms compensation and payment in their broadest senses to refer to the consideration paid for goods or services, regardless of whether the supplier is an employee. We will adopt the provisions of SFAS No. 123R in our first fiscal quarter of 2006.

In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, Accounting Changes and Error Corrections (SFAS No. 154), a replacement of APB Opinion No. 20 and FASB

Statement No. 3. SFAS No. 154 requires retrospective application to prior-period financial statements of changes in accounting principles, unless a new accounting pronouncement provides specific transition provisions to the contrary or it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 also redefines "restatement" as the revising of previously issued financial statements to reflect the correction of an error. This statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We do not expect the implementation of SFAS No. 154 to have a material impact on our financial position, results of operations or cash flows.

Change  in  Accounting  Method
------------------------------

In 2003, a gain of $148,483 was recorded in connection with the amount of accrued interest forgiven on the note payable to the BB Trust. However, as contemplated by footnote 1 to paragraph 20 of APB 26, we have determined that this forgiveness of interest represents the extinguishment of a liability between related enties Thus we are revising our accounting treatment to characterize the forgiveness of interest as a capital transaction, and have made the appropriate adjustment to "Paid in Capital" and "Accumulated Deficit".

NOTE 2 - LICENSE AND RECONVEYANCE AGREEMENTS

Effective April 1, 2000, the Company entered into a License and Reconveyance Agreement with WSL and RJML. These agreements are royalty-free. WSL and RJML owned or had rights in certain intellectual properties that were transferred or assigned to ICTV during 2003. Accordingly, WSL and RJML granted all production rights, proprietary rights, inventory, development rights, tangible assets, licenses and any assets or rights to the Company. The Company has the right to further develop and enhance the intellectual properties as the Company sees fit.

            INTERNATIONAL COMMERCIAL TELEVISION INC. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2005

NOTE  3  -  FINANCIAL  INSTRUMENTS

Statement of Financial Accounting Standards No. 107 ("SFAS 107"), "Disclosures About Fair Value of Financial Instruments" requires disclosure of the fair value of financial instruments held by the Company. SFAS 107 defines the fair value of financial instruments as the amount at which the instrument could be exchanged in a current transaction between willing parties. The following methods and assumptions were used to estimate fair value:

The carrying amount of accounts receivable and payable approximate fair value due to their short-term nature. The carrying amount of note payable debt represent the fair value of the note payable based on the borrowing rate of 0.0%.

NOTE  4  -  COMMITMENTS  AND  CONTINGENCIES

Smart  Stacks(TM)
-----------------

On May 18, 1998, RJML entered into a manufacturing, marketing and distribution agreement with the inventor of Smart Stacks(TM). Smart Stacks(TM) is a set of rotating and stacking storage trays. Pursuant to the agreement, the inventor grants to RJML the exclusive right to manufacture, advertise, promote, market, sell and distribute Smart Stacks(TM) worldwide through all means. In consideration of the grants received, RJML shall pay a royalty based on net sales depending on various scenarios as defined in the agreement. The initial term of the agreement was five years starting May 18, 1998. The agreement automatically and continually renews for successive additional five-year terms unless RJML is in material default and is notified in writing at least thirty days prior to the end of the then current term that the inventor intends to terminate the agreement.

On July 1, 1998, RJML entered into a production agreement with The Broadcast Arts Group, Inc. ("BAG") for the creation of infomercials of Smart Stacks(TM). RJML pays all necessary expenses for the creation of the infomercials and after completion, will retain all rights, title and interest arising under the U.S. Copyright Act, the U.S. Trademark Act and all other applicable laws, rules and regulations in and to the entire editorial, visual, audio and graphic content of the infomercials. In consideration of services rendered by BAG, RJML shall pay a royalty based on RJML's adjusted gross sales depending on various scenarios as defined in the agreement. This agreement has an indefinite term, however, it may be terminated upon thirty days written notice under certain conditions as defined in the agreement.

Derma  Wand(TM)
---------------

On August 17, 1999, WSL entered into a production agreement with BAG for the creation of infomercials of Derma Wand. WSL pays all necessary expenses for the creation of the infomercials and after completion, will retain all rights, title and interest arising under the U.S. Copyright Act, the U.S. Trademark Act and all other applicable laws, rules and regulations in and to the entire editorial, visual, audio and graphic content of the infomercials. In consideration of services rendered by BAG, WSL shall pay a royalty based on adjusted revenues or units sold depending on various scenarios defined in the agreement. The initial term of this agreement was until August 31, 2002. Upon expiration, this agreement automatically and continually renews for successive additional three-year terms unless either party is in material breach or the other party notifies the breaching party in writing at least thirty days prior to the end of the then current term.

On October 15, 1999, WSL entered into an endorsement agreement with an individual for her appearance in a Derma Wand(TM) infomercial. On July 11, 2001, the agreement was amended to include a royalty payment for each unit sold internationally, up to a maximum royalty payment for any one calendar quarter. Further, if the infomercial is aired in the United States, then the airing fee will revert back to the

            INTERNATIONAL COMMERCIAL TELEVISION INC. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2005

NOTE 4 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

Derma  Wand(TM)(continued)
--------------------------

same flat rate per calendar quarter. The initial term of the agreement was five years starting October 15, 1999. The agreement automatically and continually renews for successive additional five-year terms unless RJML is in material default and is notified in writing at least thirty days prior to the end of the then current term that the individual intends to terminate the agreement.

The Company assumed any and all responsibilities associated with the agreements noted above on April 1, 2000, pursuant to the license and reconveyance agreement disclosed in Note 2.

On January 5, 2001, WSL entered into a marketing and royalty agreement with Omega 5. WSL shall have worldwide nonexclusive rights to manufacture, market and distribute Derma Wand(TM). In consideration of these rights, WSL shall pay a royalty for each unit sold of Derma Wand depending on various scenarios as defined in the agreement. The agreement is silent as to its duration.

During 2004, the Company entered into two Letter Agreements with Omega 5 wherein ICTV was appointed as exclusive distributor for the Derma Wand(TM) in an additional 78 countries/territories throughout the world, with the exception of the United States. The rights remain exclusive to ICTV provided ICTV purchases a minimum quantity each year and pays the royalty described above. The term of the agreements is for three years with automatic three year renewals.

SprintR
-------

On June 6, 2002, the Company entered into an exclusive license and marketing agreement with Land Surfer Scooter Company Ltd. ("LSSC"). LSSC has been granted by way of a valid agreement, by the manufacturer, the exclusive right to market a fold-up rocker-powered scooter. LSSC agrees to allow the Company to order the scooters directly from the manufacturer and the Company agrees to provide LSSC all copies of such orders. In consideration of the grant received, the Company shall pay LSSC a royalty per unit sold depending on various scenarios. The initial term of the agreement is five years starting June 6, 2002. The agreement automatically and continually renews for successive additional five years unless the Company is in default.

Bondzalot(TM)
-------------

On July 8, 2002, the Company entered into an exclusive marketing and distribution agreement with an individual in connection with a range of specialty adhesive products ("Products"). The individual has granted the exclusive right to market through all forms of distribution a product to be known as Bondzalot(TM) in all countries throughout the world other than Canada and the United Kingdom, and on a non-exclusive basis in Canada and the United Kingdom. In consideration for the right received, the Company shall, at its own expense, produce and test broadcast a long-form infomercial ("Program") and pay a royalty on a per unit basis at a price to be determined. The Company agrees to purchase a minimum of $250,000 worth of Products from the individual on an annual basis, commencing from the date the Program is test broadcasted (December 15, 2002), to retain the exclusive rights, otherwise the license shall revert to a non-exclusive license. The initial term of the agreement is five years starting July 8, 2002. The agreement automatically and continually renews for successive additional five-year terms, unless either party is in breach of the agreement and the breach is not remedied within 30 days of written notice. The Company produced and tested the Program. As the results were poor, the Company did not purchase the minimum commitment to retain exclusive rights. Management plans to edit the Program with the intention of marketing the Products internationally.

           INTERNATIONAL COMMERCIAL TELEVISION INC. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 2005

NOTE 4 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

TwinTech(TM)  (continued)
-------------------------

In January, 2003, the Company entered into an exclusive agreement with Chevron Oronite Company LLC ("COC") whereby the parties acknowledge that ICTV intends to market, sell and distribute various automobile fuel and oil additive products, developed by COC, in the United States and elsewhere in the world via various means and media, including, without limitation, one or more direct response television programs of 30 minutes or less. The initial term of the agreement is three years from the date of first airing of the infomercial and automatically renews for three years unless the Company is in default.

On February 20, 2003, the Company entered into a Supply Agreement with Calidad Auto Tech, Inc. ("CAT") whereby CAT will sell to the Company and the Company will purchase from CAT certain automobile fuel and oil additive products developed by COC. The initial term of the agreement is three years from the date of first airing of the infomercial and automatically renews for three years unless the Company is in default.

On  April  28,  2003,  the  Company  entered  into  a Broadcast Video Production
Agreement with Real to Reel Productions ("Real to Reel") whereby Real to Reel will render various services related to the production of an infomercial designed to sell the TwinTech(TM) Automotive Engine Treatment Additive. In addition to the production fee, the Company shall pay a royalty based on gross sales generated from the infomercial. The term of the agreement is five years and Real to Reel retains the right of first refusal for subsequent new shows to further promote the product.

On April 28, 2003, the Company entered into a funding agreement with a shareholder, whereby the shareholder agrees to pay Real to Reel's production fee of approximately $196,000, and in return, the Company has agreed to pay a per kit royalty to the shareholder based on various scenarios, until such time as the total royalty payments reach $2,000,000. The production fee was accrued and expensed as "production costs" and included in selling and marketing expenses during the fiscal year ended December 31, 2005.

During the period ended March 31, 2005, the Company entered into an agreement with COC and CAT terminating the January 2003 and February 20, 2003 agreements described above. In consideration for surrendering our rights to advertise, promote, market, sell or otherwise distribute TwinTech(TM) we received $800,000 from COC. From these funds, we have agreed to repay Real to Reel's production fee in full settlement of the obligations to a shareholder set forth in the April 28, 2003 agreement described above.

Other  matters
--------------

For the period from January 1, 2004 through August 31, 2005, the Company did not maintain product liability insurance for all products sold. For certain products, the Company is listed as an additional insured party under the product manufacturers' insurance policy. As of September 1, 2005, the Company purchased liability insurance from CMW Insurance due to expire on September 1, 2006. At present, management is not aware of any claims against the Company for any products sold.

On December 20, 2005, the Company entered into an operating lease agreement for office facilities for its international operations from an unrelated party for approximately $2,400 per month . The term of the lease is three years commencing January 1, 2006 and ending December 31, 2008.

            INTERNATIONAL COMMERCIAL TELEVISION INC. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2005

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company has received short-term advances from a shareholder. These advances amounted to $462,661 and $450,245 as of December 31, 2005 and 2004, respectively. Interest rates charged during these periods ranged from 0% to 21.24%. These advances are included in "Due to related parties" on the accompanying consolidated balance sheets.
The Company has received short-term advances from shareholders, officers and directors of the Company. These repayments (advances) amounted to ($1,134) and $(54,681) as of December 31, 2005 and 2004, respectively. These repayments (advances) bear no interest and are due on demand. These repayments (advances) are included in "Due to related parties" on the accompanying consolidated balance sheets.

The Company has a note payable to a shareholder in the amount of $590,723. During 2003, the shareholder agreed to forego all interest owed in connection with this note and has amended the note to reflect this.

NOTE  6  -  CAPITAL  TRANSACTIONS

During the years ended December 31, 2005 and 2004, nil and 2,000 options were exercised at $0.50 per share, for a total of $nil and $1,000, respectively.

NOTE 7 - BASIC AND FULLY DILUTED LOSS PER SHARE

Statement of Financial Accounting Standards No. 128 (SFAS 128), "Earnings Per Share" requires presentation of basic earnings per share and dilutive earnings per share.

The computation of basic earnings per share is computed by dividing earnings available to common shareholders by the weighted average number of outstanding common shares during the period. Diluted earnings per share gives the effect to all dilutive potential common shares outstanding during the period. The computation of diluted earnings per share does not assume conversion, exercise or contingent exercise of securities that would have an anti-dilutive effect on losses.

The computations for basic and fully diluted loss per share are as follows:

                                            Income        Shares      Per Share
For the year ended December 31, 2005:     (Numerator)  (Denominator)    Amount
---------------------------------------  ------------  -------------  -----------

Basic and fully diluted loss per share
--------------------------------------

income available to common shareholders  $   407,867      10,635,188  $     0.04
                                         ============  =============  ===========

                                            Income        Shares      Per Share
                                         ------------  -------------  -----------
For the year ended December 31, 2004:     (Numerator)  (Denominator)    Amount
---------------------------------------  ------------  -------------  -----------

Basic and fully diluted loss per share
--------------------------------------

Loss available to common shareholders    $   (97,671)     10,635,139  $    (0.01)
                                         ============  =============  ===========

            INTERNATIONAL COMMERCIAL TELEVISION INC. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2005

NOTE  8  -  INCOME  TAXES

The Company has experienced operating losses since inception. The Company has provided a full valuation allowance on the net deferred tax asset because of uncertainty regarding its realization. This asset primarily consists of net operating losses and amortization.

The Company had net operating losses of approximately $ 893,000 related to US federal, foreign and state jurisdictions through December 31, 2005. Utilization of net operating losses, which begin to expire at various times starting in 2021, may be subject to certain limitations.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's deferred tax assets are approximately as follows as of December 31:

                                 2005          2004
                             ------------  ------------
Net operating loss           $   233,000   $   331,000
Basis of investments           2,327,000     2,327,000
Basis of intangibles             428,000       428,000
Basis of stock options           103,000       103,000
Accumulated amortization         107,000       107,000
Accumulated depreciation          (2,000)       (2,000)
State taxes                     (129,000)     (132,000)
                             ------------  ------------
  Total deferred tax assets    3,067,000     3,162,000
Valuation allowance           (3,067,000)   (3,162,000)
                             ------------  ------------
  Net deferred tax assets    $         -   $         -
                             ============  ============

NOTE  9  -  SEGMENT  REPORTING

The Company operates in one industry segment and is engaged in the selling of various consumer products primarily through direct marketing infomercials. The Company evaluates performance and allocates resources based on several factors, of which the primary financial measure is operating income by geographic area. Operating expenses are primarily prorated based on the relationship between domestic and international sales.

            INTERNATIONAL COMMERCIAL TELEVISION INC. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2005


NOTE 9 - SEGMENT REPORTING (CONTINUED)

Information with respect to the Company's operating income by geographic area is as follows:

                                For the year Ended December 31, 2005              For the year Ended December 31, 2004
                          -----------------------------------------------  --------------------------------------------------
                              Domestic      International      Totals          Domestic        International       Totals
                          ----------------  --------------  -------------  -----------------  ---------------  --------------
NET SALES
Infomercial products      $              -  $    1,615,055  $   1,615,055  $        117,260   $    1,009,138   $   1,126,398
Trademarks                         800,000               -        800,000                 -                -               -
                          ----------------  --------------  -------------  -----------------  ---------------  --------------
                                   800,000       1,615,055      2,415,055           117,260        1,009,138       1,126,398
                          ----------------  --------------  -------------  -----------------  ---------------  --------------
COST OF SALES
Infomercial products      $              -         812,468        812,468            68,035          529,560         597,595
Trademarks                         300,000               -        300,000                 -                -               -
                          ----------------  --------------  -------------  -----------------  ---------------  --------------
                                   300,000         812,468      1,112,468            68,035          529,560         597,595
                          ----------------  --------------  -------------  -----------------  ---------------  --------------
Gross profit                       500,000         802,587      1,302,587            49,225          479,578         528,803
                          ----------------  --------------  -------------  -----------------  ---------------  --------------

Operating expenses:
  Depreciation                       6,207          12,531         18,738             2,916           25,097          28,013
  General and
    administrative                 182,632         368,702        551,334            47,114          405,464         452,578
  Selling and marketing             96,328         194,468        290,796            10,297           88,620          98,917
  Rent                               9,705          19,592         29,297             3,946           33,956          37,902
                          ----------------  --------------  -------------  -----------------  ---------------  --------------
Total operating expense            294,872         595,293        890,165            64,273          553,137         617,410
                          ----------------  --------------  -------------  -----------------  ---------------  --------------

Operating income (loss)   $        205,128  $      207,294  $     412,422  $        (15,048)  $      (73,559)  $     (88,607)
                          ================  ==============  =============  =================  ===============  ==============


NOTE 10 - GOING CONCERN CONSIDERATIONS

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern and do not include any adjustments to reflect the possible future effects on the recoverability of assets and liquidation of liabilities that may result from this uncertainty. The Company generated negative cash flows from operating activities during the past year, and for the most part, has experienced recurring losses from operations. In addition, the Company has a working capital deficiency of approximately $320,000 and an accumulated deficit of approximately $ 1,138,000 as of December 31, 2005. These considerations raise substantial doubt about the Company's ability to continue as a going concern. Management is actively pursuing additional financing to fund the current working capital deficiency, and continue to generate profitable operations as it did for the year ended December 31, 2005.

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                   FORM 10-QSB
MARK ONE

[X] QUARTERLY REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934

          For the quarterly period ended March 31, 2006
                                         --------------

[ ] TRANSITION REPORT UNDER SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT
    OF 1934

          For the transition period from           to
                                        ----------    ----------

          Commission file number:     0-49638
                                      -------

                    INTERNATIONAL COMMERCIAL TELEVISION INC.
                    ----------------------------------------
        (Exact name of small business issuer as specified in its charter)

               Nevada                                76-0621102
     ------------------------------         -------------------------------
     State or other jurisdiction of        (IRS Employer Identification No.)
     incorporation or organization


              10245 Sunrise Place NE, Bainbridge Island, WA  98110
              ----------------------------------------------------
                    (Address of principal executive offices)


                                 (206) 842-3729
                                 --------------
                           (Issuer's telephone number)


Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate  by check mark whether the registrant is a shell company (as defined by
Rule  12b-2  of  the  Exchange  Act).                            Yes [ ]  No [X]

                      APPLICABLE ONLY TO CORPORATE ISSUERS

State the number of shares outstanding of each of the issuer's classes of common equity, as of the latest practicable date: As of May 10, 2006, the Issuer had 10,643,188 shares of common stock, par value $0.001 per share, issued and outstanding.

Transitional Small Business Disclosure Format (Check  one): Yes [ ]  No [X]

                               TABLE OF CONTENTS


PART I - FINANCIAL INFORMATION
------------------------------

ITEM 1.  FINANCIAL STATEMENTS                                                1

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION          19

ITEM 3.  CONTROLS AND PROCEDURES                                            22


PART II - OTHER INFORMATION
---------------------------

ITEM 6.  EXHIBITS AND REPORTS ON FORM 8-K                                   23

SIGNATURES                                                                  24

                                   PART I - FINANCIAL INFORMATION
                                   ------------------------------

ITEM 1.  FINANCIAL STATEMENTS
         Consolidated Balance Sheet as of March 31, 2006 (unaudited)                               2

         Consolidated Statements of Operations for the three months ended March 31, 2006
           and 2005 (unaudited)                                                                    3

         Consolidated Statements of Deficiency in Assets for the three months ended March 31,
           2006 (unaudited)                                                                        4

         Consolidated Statements of Cash Flows for the three months ended March 31, 2006
           and 2005 (unaudited)                                                                    5

         Notes to the Consolidated Financial Statements                                         6-18

            INTERNATIONAL COMMERCIAL TELEVISION INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET
                              AS OF MARCH 31, 2006

                                   (Unaudited)
                                    ---------

                                                                March 31,
                                                                   2006
                                                               ------------
                               ASSETS
                               ------
CURRENT ASSETS:
  Cash and cash equivalents                                    $   259,004
  Accounts receivable                                              256,140
  Inventory                                                         86,609
  Prepaid expenses and deposits                                     77,707
  Deferred tax asset less valuation allowance of $3,074,000              -
                                                               ------------
    Total current assets                                           679,460
                                                               ------------

FURNITURE AND EQUIPMENT:
  Furniture and equipment                                          110,869
  Less accumulated depreciation                                     99,966
                                                               ------------
    Furniture and equipment, net                                    10,903
                                                               ------------

      Total assets                                             $   690,363
                                                               ============

                      LIABILITIES ANDDEFICIENCY IN ASSETS
                      -----------------------------------

CURRENT LIABILITIES:
  Accounts payable and accrued liabilities                     $   323,027
  Accounts payable and accrued liabilities - related parties       220,961
  Due to related parties                                           463,377
                                                               ------------
    Total current liabilities                                    1,007,365
                                                               ------------

NOTE PAYABLE TO SHAREHOLDER                                        590,723
                                                               ------------

COMMITMENTS AND CONTINGENCIES (NOTE 4)

DEFICIENCY IN ASSETS:

  Common stock, $0.001 par value, 100,000,000
  shares authorized, 10,643,188 issued and
  outstanding as of  March 31, 2006                                    544
  Additional paid-in-capital                                       396,277
  Accumulated deficit                                           (1,304,546)
                                                               ------------

    Total shareholders' deficit                                   (907,725)
                                                               ------------

      Total liabilities and deficiency in assets               $   690,363
                                                               ============

The accompanying notes are an integral part of these consolidated financial statements.

            INTERNATIONAL COMMERCIAL TELEVISION INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS
               FOR THE THREE MONTHS ENDED MARCH 31, 2006 AND 2005

                                                 2006          2005
                                             ------------  ------------
                                             (unaudited)   (unaudited)
                                             ------------  ------------
NET SALES
Infomercial products                         $   322,089   $   238,818
Trademarks                                             -       800,000
                                             ------------  ------------
                                                 322,089     1,038,818
                                             ------------  ------------
COST OF SALES
Infomercial products                             129,497       140,360
Trademarks                                             -       300,000
                                             ------------  ------------
                                                 129,497       440,360
                                             ------------  ------------
GROSS PROFIT                                     192,592       598,458
                                             ------------  ------------

OPERATING EXPENSES:
  Depreciation                                     4,687         4,687
  General and administrative                     115,746        99,549
  Selling and marketing                           84,899       211,242
  Rent                                             5,076         6,193
                                             ------------  ------------
    Total operating expenses                     210,408       321,671
                                             ------------  ------------

OPERATING INCOME (LOSS)                          (17,816)      276,787
                                             ------------  ------------

OTHER EXPENSES:
  Interest expense                                   616         2,081
                                             ------------  ------------

INCOME (LOSS) BEFORE INCOME TAXES                (18,432)      274,706

INCOME TAXES
  Income tax expense                                   -        93,400
  Tax benefit of net operating loss
  carry forward                                        -       (93,400)
                                             ------------  ------------

INCOME TAXES                                           -             -
                                             ------------  ------------

NET INCOME (LOSS)                            $   (18,432)  $   274,706
                                             ============  ============

BASIC INCOME (LOSS) PER SHARE                $     (0.00)  $      0.03
                                             ============  ============

DILUTED INCOME (LOSS) PER SHARE              $     (0.00)  $      0.03
                                             ============  ============

The accompanying notes are an integral part of these consolidated financial statements.

                              INTERNATIONAL COMMERCIAL TELEVISION INC. AND SUBSIDIARIES

                                   CONSOLIDATED STATEMENTS OF DEFICIENCY IN ASSETS

                                       Common Stock         Additional
                             -----------------------------  -----------
                                     $0.001 par value         Paid-In     Accumulated      Unearned
                             -----------------------------  ------------  ------------  --------------
                                  Shares         Amount       Capital       Deficit      Compensation      Totals
                             ----------------  -----------  ------------  ------------  --------------  ------------
Balances, January 1, 2005          10,635,188  $       536  $    378,405  $(1,693,981)  $     (32,000)  $(1,347,040)

Stock-based compensation                    -            -        29,880            -               -        29,880

Amortization of deferred
  compensation under non
  qualified stock option plan               -            -             -            -          16,000        16,000

Net income                                  -            -             -      407,867               -       407,867
                             ---------------------------------------------------------------------------------------

Balances, December 31, 2005        10,635,188          536       408,285   (1,286,114)        (16,000)     (893,293)

Issuance of common stock                8,000            8         3,992                                      4,000


Net loss                                    -            -             -      (18,432)              -       (18,432)
                             ---------------------------------------------------------------------------------------

Balances, March 31, 2006           10,643,188  $       544  $    412,277  $(1,304,546)  $     (16,000)  $  (907,725)
                             =======================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

                             INTERNATIONAL COMMERCIAL TELEVISION INC. AND SUBSIDIARIES

                                       CONSOLIDATED STATEMENTS OF CASH FLOWS
                                FOR THE THREE MONTHS ENDED MARCH 31, 2006 AND 2005

                                                                                    2006          2005
                                                                                ------------  ------------
                                                                                 (unaudited)   (unaudited)
                                                                                ------------  ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)                                                             $   (18,432)  $   274,706
  Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities:
      Depreciation                                                                    4,687         4,687
      Decrease in accounts receivable                                               175,603       153,047
      Decrease (increase) in inventory                                              (27,635)       20,981
      Increase in prepaid expenses                                                  (46,551)            -
      Increase in accounts payable and accrued liabilities                          144,433       135,268
                                                                                ------------  ------------
        Net cash provided by operating activities                                   232,105       588,689
                                                                                ------------  ------------

CASH FLOWS FROM INVESTING ACTIVITIES:                                                     -             -
                                                                                ------------  ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Advances from related parties                                                     163,627        34,253
  Payments to related parties                                                      (161,778)      (90,559)
  Proceeds from issuance of common stock                                              4,000             -
                                                                                ------------  ------------
      Net cash provided by (used in) financing activities                             5,849       (56,306)
                                                                                ------------  ------------

NET INCREASE IN CASH                                                                237,954       532,383

CASH, beginning of the period                                                        21,050        95,191
                                                                                ------------  ------------

CASH, end of period                                                             $   259,004   $   627,574
                                                                                ============  ============

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Interest expense paid                                                         $       616   $     2,081
                                                                                ============  ============
  Income taxes paid                                                             $         -   $         -
                                                                                ============  ============

The accompanying notes are an integral part of these consolidated financial statements.

                    INTERNATIONAL COMMERCIAL TELEVISION INC.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 2006
                                   (Unaudited)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Interim  reporting
------------------

The accompanying unaudited consolidated interim financial statements have been prepared by the Company in accordance with the rules and regulations of Regulation S-B as promulgated by the Securities and Exchange Commission. In the opinion of management, the accompanying unaudited consolidated interim financial statements contain all adjustments necessary (consisting of normal recurring accruals) to present fairly the financial information contained therein. The accompanying unaudited interim consolidated financial statements do not include all disclosures required by generally accepted accounting principles in the United States of America. The results of operations for the three month period ended March 31, 2006, may not necessarily be indicative of the results that may be expected for the year ended December 31, 2006. These financial statements and notes should be read in conjunction with our audited consolidated financial statements and notes thereto for the year ended December 31, 2005 included in our Annual Report on form 10-KSB.

Organization
------------

International Commercial Television Inc., (the "Company" or "ICTV") was organized under the laws of the state of Nevada on June 25, 1998.

On April 1, 2000, the Company entered into a Share and Option Purchase Agreement with the trustees of The Better Block Trust ("BBT"), which owned or controlled all of the equity interest in Windowshoppc.com Limited ("WSL"), R.J.M. Ventures Limited ("RJML") and Better Blocks International Limited ("BBIL"). Under the agreement, the Company purchased all of the equity interest in WSL and RJML, an option to purchase all of the equity in BBIL and obtained a license to all of the assets owned by BBIL. The purchase price under the agreement was 8,000,000 shares of the Company's common stock and a $590,723 promissory note. In 2003, the BB Trust agreed to forego all interest owed in connection with this note and the Company and BB Trust have amended the promissory note to reflect this. The gain of $148,483 was capitalized to additional paid in capital in connection with the amount of accrued interest forgiven on the note. The option exercise price is the issuance of an additional 500,000 shares of the Company's common stock. For accounting purposes, the acquisition has been treated as an acquisition of ICTV by WSL and RJML and as a recapitalization of WSL and RJML.

Strategic Media Marketing Corp. ("SMM") was incorporated in the Province of British Columbia on February 11, 2003 and has a December 31 fiscal year-end.

Windowshoppc.com Limited was organized under the laws of New Zealand on June 25, 1999 and has a fiscal year-end of March 31. During the 1999 fiscal year, at the direction of management, WSL was removed from the New Zealand Registrar of Companies. All assets and commitments of WSL have been transferred or assigned directly to ICTV.

R.J.M. Ventures Limited was organized under the laws of New Zealand on April 23, 1998 and has a fiscal year-end of March 31. During the 1999 fiscal year, at the direction of management, RJML was removed from the New Zealand Registrar of Companies. All assets and commitments of RJML have been transferred or assigned directly to ICTV.

                    INTERNATIONAL COMMERCIAL TELEVISION INC.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 2006
                                   (Unaudited)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Nature  of  operations
----------------------

The Company sells various consumer products. The products are primarily marketed and sold throughout the United States and internationally via infomercials. Although the companies are incorporated in Nevada and British Columbia, operations are currently run from Washington State and British Columbia.

Principles  of  consolidation
-----------------------------

The accompanying consolidated financial statements include 100% of the accounts of the Company and its wholly-owned subsidiary SMM. All significant inter-company transactions and accounts have been eliminated.

Cash  equivalents
-----------------

The Company considers all unrestricted highly liquid investments with an original maturity of three months or less to be cash equivalents.

Accounts receivable
-------------------

No allowance for uncollectible accounts has been provided. The Company's management has evaluated the accounts and believes they are all collectible.

Inventory
---------

Inventory consists primarily of products held for resale and are stated at the lower of cost (first-in, first-out method) or market

Furniture  and  equipment
-------------------------

Equipment is carried at cost and depreciation is computed over the estimated useful lives of the individual assets ranging from 3 to 7 years. Depreciation is computed using the straight-line method.

The related cost and accumulated depreciation of assets retired or otherwise disposed of are removed from the accounts and the resultant gain or loss is reflected in earnings. Maintenance and repairs are expensed currently while major renewals and betterments are capitalized.

Long-term assets of the Company are reviewed annually as to whether their carrying value has become impaired. Management considers assets to be impaired if the carrying value exceeds the future projected cash flows from related operations. Management also re-evaluates the periods of amortization to determine whether subsequent events and circumstances warrant revised estimates of useful lives. As of March 31, 2006, management expects these assets to be fully recoverable.

Depreciation expense amounted to $4,687 and $4,687 for the three months ended March 31, 2006 and 2005, respectively.

                    INTERNATIONAL COMMERCIAL TELEVISION INC.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 2006
                                   (Unaudited)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition
-------------------

Product  sales  revenue  is  recognized  upon  shipment  of  the  product to the customer. The Company has a return policy whereby the customer can return any product received within thirty days of receipt for a full refund excluding shipping and handling. Revenue related to the sale of third party products is generally recorded at gross amounts with a corresponding charge to cost of sales. Certain third party products are sold on a commission basis and only the commission income is recorded for these sales.

Shipping  and  handling
-----------------------

Shipping and handling costs are included in cost of sales. Amounts paid by customers for shipping and handling charges are netted against the shipping and handling costs that we pay.

Research  and  development
--------------------------

Research and development costs are expensed as incurred and are included in selling and marketing expense in the accompanying consolidated financial statements. Research and development costs primarily consist of efforts to discover and develop new products and the testing and development of direct-response advertising related to these products

Media  and  production  costs
-----------------------------

Media and production costs are expensed as incurred and are included in selling and marketing expense in the accompanying consolidated financial statements. The Company incurrred $60,312 and $203,476 in such costs for the periods ended March 31, 2006 and 2005.

Income  taxes
-------------

The Company uses the asset and liability method of accounting for income taxes, which requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between tax bases and financial reporting bases of assets and liabilities.

Stock  options
--------------

The Company adopted a stock option plan ("Plan"). The purpose of this Plan is to provide additional incentives to key employees, officers, directors and consultants of the Company and its subsidiaries in order to help attract and retain the best available personnel for positions of responsibility and otherwise promoting the success of the business activities. It is intended that options issued under this Plan constitute nonqualified stock options. The general terms of awards under the option plan are that 20% of the options granted will vest the month following the grant, and 10% will vest every 6 months thereafter. The maximum term of options granted is 10 years and the number of shares authorized for grants of options is 3,000,000.

                    INTERNATIONAL COMMERCIAL TELEVISION INC.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 2006
                                   (Unaudited)


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Stock  options  (continued)
---------------------------

Prior  to  March  2006,  the  Company  used  Statement  of  Financial Accounting
Standards No. 148 "Accounting for Stock-Based Compensation - Transition and Disclosure" (SFAS No. 148) to account for its stock based compensation arrangements. This statement amended the disclosure provision of FASB statement No. 123 to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. As permitted by SFAS No. 123 and amended by SFAS No. 148, the Company continued to apply the intrinsic value method under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," to account for its stock-based employee compensation arrangements.

In December 2004, the Financial Accounting Standards Board issued Statement Number 123 ("FAS 123 (R)"), Share-Based Payments, which is effective for the reporting period beginning on January 1, 2006. The statement will require the Company to recognize compensation expense in an amount equal to the fair value of share-based payments such as stock options granted to employees. The Company has the option to either apply FAS 123 (R) on a modified prospective method or to restate previously issued financial statements, and chose to utilize the modified prospective method. Under this method, the Company is required to record compensation expense (as previous awards continue to vest) for the unvested portion of previously granted awards that remain outstanding at the date of adoption.

In January 2006, the Company adopted the expense recognition provisions of SFAS No. 123, and for the three months ended March 31, 2006, recorded approximately $ 0 in stock compensation expense. If the Company had expensed stock options for the three months ended March 31, 2005, the stock compensation expense would have been approximately $ 0.

The following is a summary of stock options outstanding under the existing stock option plan for the three months ended March 31, 2006:

                                         Number of Shares          Weighted
                                 --------------------------------   Average
                                              Non-                 Exercise
                                 Employee   Employee     Totals      Price
                                 --------  ----------  ----------  ---------
Balance, January 1, 2005                -  1,049,000   1,049,000   $    0.49
    Granted on November 8, 2005         -    160,000     160,000   $    0.36
    Exercised during the year           -          -           -   $    0.00
    Cancelled during the year           -          -           -   $    0.00
                                 --------  ----------  ----------

Balance, December 31, 2005              -  1,209,000   1,209,000   $    0.47

    Cancelled during the period         -    (40,000)    (40,000)  $    2.00
    Exercised during the period         -     (8,000)     (8,000)  $    0.50
                                 --------  ----------  ----------

Balance, March 31, 2006                 -  1,161,000   1,161,000   $    0.43
                                 ========  ==========  ==========

                    INTERNATIONAL COMMERCIAL TELEVISION INC.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 2006
                                   (Unaudited)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Stock  options  (continued)
---------------------------

During the period ended March 31, 2006 and 2005, there were no options granted. Of the stock options currently outstanding, 788,500 options are currently exercisable at a weighted average exercise price of $0.43. These options expire at dates ranging between December 31, 2007 and September 28, 2011.

The Company provides proforma disclosures of compensation expense under the fair value method of SFAS 123 and SFAS 148.

Had compensation cost for the Company's option plans been determined using the fair value method at the grant dates, the effect on the Company's net loss and loss per share would have been as follows for the three months ended March 31:

                                                                   2006       2005
                                                                 ---------  --------
Net income (loss) as reported                                    $(18,432)  $274,706
Deduct:
  Total stock based employee compensation determined under
  fair value method for all awards, net of related tax effects          -          -
                                                                 ---------  --------

Pro forma net income (loss)                                      $(18,432)  $274,706
                                                                 =========  ========

Earnings (loss) per share:
    Basic - as reported                                          $  (0.00)  $   0.03
                                                                 =========  ========
    Basic - pro forma                                            $  (0.00)  $   0.03
                                                                 =========  ========

    Diluted - as reported                                        $  (0.00)  $   0.03
                                                                 =========  ========
    Diluted - pro forma                                          $  (0.00)  $   0.03
                                                                 =========  ========

Use  of  estimates
------------------

The preparation of financial statements in conformity with generally accepted accounting principles of the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management believes that the estimates utilized in preparing its consolidated financial statements are reasonable and prudent. Actual results could differ from these estimates.


Method  of  Presentation
------------------------

Certain amounts in the 2005 financial statements have been reclassified to conform to the 2006 presentation.

                    INTERNATIONAL COMMERCIAL TELEVISION INC.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 2006
                                   (Unaudited)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentration  of  credit  risk
-------------------------------

Financial instruments, which potentially subject the Company to concentrations of credit risk, include cash and trade receivables. The Company maintains cash in bank accounts that, at times, may exceed federally insured limits. As of March 31, 2006, the Company exceeded the federally insured limit by approximately $150,000 in one of its bank accounts. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risks on its cash in bank accounts. As of March 31, 2006, 35% of the Company's accounts receivable were due from various individual customers to whom our Dermawand product had been sold directly via Direct Response Television; the remaining 65% of the Company's accounts receivable were due from seven international infomercial operators.

Change in Accounting Method
---------------------------

In 2003, a gain of $148,483 was recorded in connection with the amount of accrued interest forgiven on the note payable to the BB Trust. However, as contemplated by footnote 1 to paragraph 20 of APB 26, we have determined that this forgiveness of interest represents the extinguishment of a liability between related enties Thus we are revising our accounting treatment to characterize the forgiveness of interest as a capital transaction, and have made the appropriate adjustment to "Paid in Capital" and "Accumulated Deficit".

NOTE  2  -  LICENSE  AND  RECONVEYANCE  AGREEMENTS

Effective April 1, 2000, the Company entered into a License and Reconveyance Agreement with WSL and RJML. These agreements are royalty-free. WSL and RJML owned or had rights in certain intellectual properties that were transferred or assigned to ICTV during 2003. Accordingly, WSL and RJML granted all production rights, proprietary rights, inventory, development rights, hard assets, licenses and any assets or rights to the Company. The Company has the right to further develop and enhance the intellectual properties as the Company sees fit.

NOTE  3  -  FINANCIAL  INSTRUMENTS

Statement of Financial Accounting Standards No. 107 ("SFAS 107"), "Disclosures About Fair Value of Financial Instruments" requires disclosure of the fair value of financial instruments held by the Company. SFAS 107 defines the fair value of financial instruments as the amount at which the instrument could be exchanged in a current transaction between willing parties. The following methods and assumptions were used to estimate fair value:

The carrying amount of accounts receivable and payables approximate fair value due to their short-term nature. The carrying amount of note payable debt represent the fair value of the note payable based on the borrowing rate of 0.0%.

                    INTERNATIONAL COMMERCIAL TELEVISION INC.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 2006
                                   (Unaudited)

NOTE  4  -  COMMITMENTS  AND  CONTINGENCIES

Smart  Stacks(TM)
-----------------

On May 18, 1998, RJML entered into a manufacturing, marketing and distribution agreement with the inventor of Smart Stacks(TM). Smart Stacks(TM) is a set of rotating and stacking storage trays. Pursuant to the agreement, the inventor grants to RJML the exclusive right to manufacture, advertise, promote, market, sell and distribute Smart Stacks(TM) worldwide through all means. In consideration of the grants received, RJML shall pay a royalty based on net sales depending on various scenarios as defined in the agreement. The initial term of the agreement was five years starting May 18, 1998. The agreement automatically and continually renews for successive additional five-year terms unless RJML is in material default and is notified in writing at least thirty days prior to the end of the then current term that the inventor intends to terminate the agreement.

On July 1, 1998, RJML entered into a production agreement with The Broadcast Arts Group, Inc. ("BAG") for the creation of infomercials of Smart Stacks(TM). RJML pays all necessary expenses for the creation of the infomercials and after completion, will retain all rights, title and interest arising under the U.S. Copyright Act, the U.S. Trademark Act and all other applicable laws, rules and regulations in and to the entire editorial, visual, audio and graphic content of the infomercials. In consideration of services rendered by BAG, RJML shall pay a royalty based on RJML's adjusted gross sales depending on various scenarios as defined in the agreement.

This agreement has an indefinite term, however, it may be terminated upon thirty days written notice under certain conditions as defined in the agreement.


Derma  Wand(TM)
---------------

On August 17, 1999, WSL entered into a production agreement with BAG for the creation of infomercials of Derma WandTM. WSL pays all necessary expenses for the creation of the infomercials and after completion, will retain all rights, title and interest arising under the U.S. Copyright Act, the U.S. Trademark Act and all other applicable laws, rules and regulations in and to the entire editorial, visual, audio and graphic content of the infomercials. In consideration of services rendered by BAG, WSL shall pay a royalty based on adjusted revenues or units sold depending on various scenarios defined in the agreement. The initial term of this agreement was until August 31, 2002. Upon expiration, this agreement automatically and continually renews for successive additional three-year terms unless either party is in material breach or the other party notifies the breaching party in writing at least thirty days prior to the end of the then current term. During the period ended March 31, 2005, the agreement was amended such that royalties payable on units sold after December 31, 2004 cease.

                    INTERNATIONAL COMMERCIAL TELEVISION INC.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 2006
                                   (Unaudited)

NOTE 4 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

Derma  Wand(TM) (continued)
---------------------------
On October 15, 1999, WSL entered into an endorsement agreement with an individual for her appearance in a Derma Wand(TM) infomercial. On July 11, 2001, the agreement was amended to include a royalty payment for each unit sold internationally, up to a maximum royalty payment for any one calendar quarter. Further, if the infomercial is aired in the United States, then the airing fee will revert back to the same flat rate per calendar quarter. The initial term of the agreement was five years starting October 15, 1999. The agreement automatically and continually renews for successive additional five-year terms unless RJML is in material default and is notified in writing at least thirty days prior to the end of the then current term that the individual intends to terminate the agreement.

The Company assumed any and all responsibilities associated with the agreements noted above on April 1, 2000, pursuant to the license and reconveyance agreement disclosed in Note 2.

On January 5, 2001, WSL entered into a marketing and royalty agreement with Omega 5. WSL shall have worldwide nonexclusive rights to manufacture, market and distribute Derma Wand(TM). In consideration of these rights, WSL shall pay a royalty for each unit sold of Derma Wand depending on various scenarios as defined in the agreement. The agreement is silent as to its duration.

During 2004, the Company entered into two Letter Agreements with Omega 5 wherein ICTV was appointed as exclusive distributor for the Derma Wand(TM) in an additional 78 countries/territories throughout the world, with the exception of the United States. The rights remain exclusive to ICTV provided ICTV purchases a minimum quantity each year and pays the royalty described above. The term of the agreements is for three years with automatic three year renewals.

SprintR
-------

On June 6, 2002, the Company entered into an exclusive license and marketing agreement with Land Surfer Scooter Company Ltd. ("LSSC"). LSSC has been granted by way of a valid agreement, by the manufacturer, the exclusive right to market a fold-up rocker-powered scooter. LSSC agrees to allow the Company to order the scooters directly from the manufacturer and the Company agrees to provide LSSC all copies of such orders. In consideration of the grant received, the Company shall pay LSSC a royalty per unit sold depending on various scenarios. The initial term of the agreement is five years starting June 6, 2002. The agreement automatically and continually renews for successive additional five years unless the Company is in default.

                    INTERNATIONAL COMMERCIAL TELEVISION INC.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 2006
                                   (Unaudited)

NOTE 4 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

Bondzalot(TM)
-------------

On July 8, 2002, the Company entered into an exclusive marketing and distribution agreement with an individual in connection with a range of specialty adhesive products ("Products"). The individual has granted the exclusive right to market through all forms of distribution a product to be known as Bondzalot(TM) in all countries throughout the world other than Canada and the United Kingdom, and on a non-exclusive basis in Canada and the United Kingdom. In consideration for the right received, the Company shall, at its own expense, produce and test broadcast a long-form infomercial ("Program") and pay a royalty on a per unit basis at a price to be determined. The Company agrees to purchase a minimum of $250,000 worth of Products from the individual on an annual basis, commencing from the date the Program is test broadcasted (December 15, 2002), to retain the exclusive rights, otherwise the license shall revert to a non-exclusive license. The initial term of the agreement is five years starting July 8, 2002. The agreement automatically and continually renews for successive additional five-year terms, unless either party is in breach of the agreement and the breach is not remedied within 30 days of written notice. The Company produced and tested the Program. As the results were poor, the Company did not purchase the minimum commitment to retain exclusive rights. Management plans to edit the Program with the intention of marketing the Products internationally.

TwinTech(TM)
------------

In January, 2003, the Company entered into an exclusive agreement with Chevron Oronite Company LLC ("COC") whereby the parties acknowledge that ICTV intends to market, sell and distribute various automobile fuel and oil additive products, developed by COC, in the United States and elsewhere in the world via various means and media, including, without limitation, one or more direct response television programs of 30 minutes or less. The initial term of the agreement is three years from the date of first airing of the infomercial and automatically renews for three years unless the Company is in default.

On February 20, 2003, the Company entered into a Supply Agreement with Calidad Auto Tech, Inc. ("CAT") whereby CAT will sell to the Company and the Company will purchase from CAT certain automobile fuel and oil additive products developed by COC. The initial term of the agreement is three years from the date of first airing of the infomercial and automatically renews for three years unless the Company is in default.

                    INTERNATIONAL COMMERCIAL TELEVISION INC.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 2006
                                   (Unaudited)

NOTE 4 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

TwinTech(TM)(continued)
-----------------------

On  April  28,  2003,  the  Company  entered  into  a Broadcast Video Production
Agreement with Real to Reel Productions ("Real to Reel") whereby Real to Reel will render various services related to the production of an infomercial designed to sell the TwinTech(TM) Automotive Engine Treatment Additive. In addition to the production fee, the Company shall pay a royalty based on gross sales generated from the infomercial. The term of the agreement is five years and Real to Reel retains the right of first refusal for subsequent new shows to further promote the product.

On April 28, 2003, the Company entered into a funding agreement with a shareholder, whereby the shareholder agrees to pay Real to Reel's production fee of approximately $196,000, and in return, the Company has agreed to pay a per kit royalty to the shareholder based on various scenarios, until such time as the total royalty payments reach $2,000,000. The production fee was accrued and expensed as "production costs" and included in selling and marketing expenses during the fiscal year ended December 31, 2005.

During the period ended March 31, 2005, the Company entered into an agreement with COC and CAT terminating the January 2003 and February 20, 2003 agreements described above. In consideration for surrendering its rights to advertise, promote, market, sell or otherwise distribute TwinTech(TM) the Company received $800,000 from COC. From these funds, the Company has agreed to repay Real to Reel's production fee in full settlement of the obligations to a shareholder set forth in the April 28, 2003 agreement described above.

Other  matters
--------------

For the period from January 1, 2004 through August 31, 2005, the Company did not maintain product liability insurance for all products sold. For certain products, the Company is listed as an additional insured party under the product manufacturers' insurance policy. As of September 1, 2005, the Company purchased liability insurance from CMW Insurance due to expire on September 1, 2006. In addition, on February 20, 2006, the Company purchased additional liability insurance to cover all direct to consumer product sales in the US; this policy is due to expire on February 20, 2007. At present, management is not aware of any claims against the Company for any products sold.

On December 20, 2005, the Company entered into an operating lease agreement for office facilities for its international operations from an unrelated party for approximately $2,400 per month . The term of the lease is three years commencing January 1, 2006 and ending December 31, 2008.

                    INTERNATIONAL COMMERCIAL TELEVISION INC.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 2006
                                   (Unaudited)

NOTE  5  -  RELATED  PARTY  TRANSACTIONS

The Company has received short-term advances from a shareholder. These advances amounted to $463,377 as of March 31, 2006 . Interest rates charged during this period ranged from 0% to 21.24%. These advances are included in "Due to related parties" on the accompanying consolidated balance sheets.

The Company has a note payable to a shareholder in the amount of $590,723. This loan is interest-free and has no specific terms of repayment.

NOTE 6 - CAPITAL TRANSACTIONS

During the three months ended March 31, 2006, 8,000 options were exercised at $0.50 per share, for a total of $4,000.

NOTE 7 - BASIC AND DILUTED LOSS PER SHARE

Statement of Financial Accounting Standards No. 128 (SFAS 128), "Earnings Per Share" requires presentation of basic earnings per share and diluted earnings per share.

The computation of basic earnings per share is computed by dividing earnings available to common shareholders by the weighted average number of outstanding common shares during the period. Diluted earnings per share gives the effect to all dilutive potential common shares outstanding during the period. The computation of diluted earnings per share does not assume conversion, exercise or contingent exercise of securities that would have an anti-dilutive effect on net income or loss.

The computations for basic and diluted loss per share are as follows:

                                               Loss          Shares       Per Share
For the three months ended March 31, 2006:  (Numerator)   (Denominator)    Amount
------------------------------------------  ------------  -------------  -----------
Basic and diluted loss per share
--------------------------------
Loss available to common shareholders       $   (18,432)     10,643,188  $    (0.00)
                                            ============  =============  ===========

                    INTERNATIONAL COMMERCIAL TELEVISION INC.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 2006
                                   (Unaudited)


NOTE 7 - BASIC AND DILUTED LOSS PER SHARE (CONTINUED)

                                                Loss         Shares      Per Share
For the three months ended March 31, 2005:  (Numerator)   (Denominator)    Amount
------------------------------------------  ------------  -------------  ----------
Basic earnings per share
------------------------

Income available to common shareholders     $    274,706     10,635,188  $     0.03
                                            ============  =============  ==========
Diluted earnings per share
--------------------------

Income available to common shareholders     $    274,706     10,844,875  $     0.03
                                            ============  =============  ==========

The increase in the denominator was due to the issuance of 8,000 shares for stock options on February 21, 2006.

NOTE  8  -  INCOME  TAXES

Apart from the past fiscal year, the Company has experienced operating losses since inception. The Company has provided a full valuation allowance on the net deferred tax asset because of uncertainty regarding its realization. This asset primarily consists of net operating losses and amortization.

The Company had net operating losses of approximately $908,000 related to US federal, foreign and state jurisdictions through March 31, 2006. Utilization of net operating losses, which begin to expire at various times starting in 2021, may be subject to certain limitations.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's deferred tax assets are approximately as follows:

                                 March 31, 2006
                                ----------------
Net operating loss              $       235,000
Basis of investments                  2,327,000
Basis of intangibles                    428,000
Basis of stock options                  103,000
Accumulated amortization                107,000
Accumulated depreciation                  3,000
State taxes                            (129,000)
                                ----------------
    Total deferred tax assets         3,074,000
Valuation allowance                  (3,074,000)
                                ----------------
    Net deferred tax assets     $             -
                                ================

                    INTERNATIONAL COMMERCIAL TELEVISION INC.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 2006
                                   (Unaudited)

NOTE  9  -  SEGMENT  REPORTING

The Company operates in one industry segment and is engaged in the selling of various consumer products primarily through direct marketing infomercials. The Company evaluates performance and allocates resources based on several factors, of which the primary financial measure is operating loss by geographic area. Operating expenses are primarily prorated based on the relationship between domestic and international sales.

Information with respect to the Company's operating loss by geographic area is as follows:

                                  For the three months ended March 31, 2006        For the three months ended March 31, 2005
                              -------------------------------------------------  ----------------------------------------------
                                 Domestic       International       Totals          Domestic     International       Totals
                              ---------------  ---------------  ---------------  --------------  --------------  --------------
NET SALES
Infomercial products          $      115,534   $      206,555   $      322,089   $            -  $      238,818  $      238,818
Trademarks                                 -                -                -          800,000               -         800,000
                              ---------------  ---------------  ---------------  --------------  --------------  --------------
                                     115,534          206,555          322,089          800,000         238,818       1,038,818
                              ---------------  ---------------  ---------------  --------------  --------------  --------------
COST OF SALES
Infomercial products                   7,261          122,236          129,497                -         140,360         140,360
Trademarks                                 -                -                -          300,000               -         300,000
                              ---------------  ---------------  ---------------  --------------  --------------  --------------
                                       7,261          122,236          129,497          300,000         140,360         440,360
                              ---------------  ---------------  ---------------  --------------  --------------  --------------
Gross profit                         108,273           84,319          192,592          500,000          98,458         598,458
                              ---------------  ---------------  ---------------  --------------  --------------  --------------

Operating expenses:
  Depreciation                         1,682            3,005            4,687            3,610           1,077           4,687
  General and
    administrative                    41,458           74,289          115,747           76,663          22,886          99,549
  Selling and marketing               73,511           11,387           84,898          162,679          48,563         211,242
  Rent                                 1,822            3,254            5,076            4,769           1,424           6,193
                              ---------------  ---------------  ---------------  --------------  --------------  --------------
Total operating expense              118,473           91,935          210,408          247,721          73,950         321,671
                              ---------------  ---------------  ---------------  --------------  --------------  --------------

Operating income (loss)       $      (10,200)  $       (7,616)  $      (17,816)  $      252,279  $       24,508  $      276,787
                              ===============  ===============  ===============  ==============  ==============  ==============

NOTE  10  -  GOING  CONCERN  CONSIDERATIONS

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern and do not include any adjustments to reflect the possible future effects on the recoverability of assets and liquidation of liabilities that may result from this uncertainty. The Company generated negative cash flows from operating activities during the past fiscal year, and for the most part, has experienced recurring losses from operations. In addition, the Company has a working capital deficiency of approximately $328,000 and an accumulated deficit of approximately $ 1,156,000 as of March 31, 2006. These considerations raise substantial doubt about the Company's ability to continue as a going concern. Management is actively pursuing additional financing to fund the current working capital deficiency, and continue to generate profitable operations as it did for the year ended December 31, 2005.

ITEM 2.   MANAGEMENT DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Except for the historical information presented in this document, the matters discussed in this Form 10-QSB, and specifically in the "Management's Discussion and Analysis or Plan of Operation", or otherwise incorporated by reference into this document contain "forward looking statements" (as such term is defined in the Private Securities Litigation Reform Act of 1995). These statements can be identified by the use of forward-looking terminology such as "believes", "expects", "may", "will", "intends", "should", or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties. The safe harbor provisions of
Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended, apply to forward-looking statements made by the Company. You should not place undue reliance on forward-looking statements. Forward-looking statements involve risks and uncertainties. The actual results that the Company achieves may differ materially from any forward-looking statements due to such risks and uncertainties. These forward-looking statements are based on current expectations, and the Company assumes no obligation to update this information. Readers are urged to carefully review and consider the various disclosures made by the Company in this report on Form 10-QSB and in the Company's other reports filed with the Securities and Exchange Commission that attempt to advise interested parties of the risks and factors that may affect the Company's business.

The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the Financial Statements and accompanying notes and the other financial information appearing elsewhere in this report.

OVERVIEW

ICTV was incorporated as Moran Dome Exploration, Inc. on June 25, 1998. We had limited operations and assets until April 2000, when we entered into and closed a Share and Option Purchase Agreement with Kelvin Claney, Robin Jan Claney and William Ainslie Reece, in their capacity as trustees of The Better Blocks Trust. When the Share and Option Purchase Agreement with The Better Blocks Trust closed, we began our operations as an infomercial company selling products directly to consumers via long-form and short-form infomercials, both domestically and internationally. We market products that we own or have the exclusive license to market (which we refer to as "our products" or "our own products"), and we also act as the international marketing distributor for products owned by third parties (which we refer to as "third-party products"). As the international marketing distributor for the third-party products, we take previously existing infomercials for third-party products, locate international infomercial operators to sell the products featured in the infomercials, and we receive either a royalty or the difference between the price at which we sell the product to the international infomercial operator and the price at which we acquire the product.

Although we currently sell products through infomercials, the goal of our business plan is to use the brand awareness we create in our infomercials so that we can sell the products featured in our infomercials, along with related families of products, under distinct brand names in traditional retail stores. Our goal is to have these families of products sold in the traditional retail environment in shelf-space dedicated to the product category. We are developing the infrastructure to create these brands of products so that we can implement our business plan.

Fluctuations in our revenue are driven by changes in our product mix. Revenues may vary substantially from period to period depending on our product line-up. A product that generates revenue in one quarter may not necessarily generate revenues in each quarter of a fiscal year for a variety of reasons, including, seasonal factors, the product's stage in its life-cycle, the public's general acceptance of the infomercial and other outside factors, such as the general state of the economy.

Just as fluctuations in our revenues are driven by changes in our product mix, our gross margins from period to period depend on our product mix. Our gross margins vary according to whether the products we are selling are primarily our own products or third-party products. As a general rule, the gross margins for our own products are considerably higher based on proportionately smaller cost of sales. For third-party products, our general experience is that our gross margins are lower, because we record as cost of sales the proportionately higher cost of acquiring the product from the manufacturer. Within each category (i.e., our own products versus third-party products), gross margins still tend to vary based on factors such as market price sensitivity and cost of production.

Many of our expenses for our own products are incurred up-front. Some of our up-front expenditures include infomercial production costs and purchases of media time. If our infomercials are successful, these up-front expenditures produce revenue on the back-end, as consumers purchase the products aired on the infomercials. We do not incur infomercial production costs and media time for our third-party products, because we merely act as the distributor for pre-produced infomercials. It is the responsibility of the international infomercial operators to whom we sell the third-party products to take the pre-produced infomercial, adapt it to their local standards and pay for media time.

RESULTS  OF  OPERATIONS

The following discussion compares operations for the quarter ended March 31, 2006, with the quarter ended March 31, 2005.

Revenues

Our revenues decreased to approximately $322,000 for the quarter ended March 31, 2006, down from approximately $1,039,000 recorded during the comparative quarter in 2005, a decrease of 69%. In March 2005 we received $800,000 from Chevron Oronite Company LLC ("COC") in consideration for surrendering our rights to the COC products and the TwinTech infomercial; this accounted for 77% of the revenue for that quarter, with the remaining 23% of revenue being generated by our Derma Wand product. In March 2006, our revenue was generated solely from the sale of our Derma Wand product. All revenues recorded during the quarter ended March
31, 2006 were generated by our own products, as was the case during the comparative period in 2005.

Gross  Margin

Gross margin percentage increased to approximately 60% for the quarter ended March 31, 2006, compared to approximately 58% for the quarter ended March 31, 2005. The increase in gross margin percentage was primarily due to the revenues generated from sales of our Derma Wand product directly to consumers in the US. During the quarter ended March 31, 2006, we received gross margins of approximately $193,000 for Derma Wand , whereas in the quarter ended March 31, 2005, we received gross margins of $98,000 for Derma Wand and $500,000 for sale of the rights and infomercial associated with TwinTech.


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
Operating  Expenses

Total operating expenses decreased to approximately $210,000 during the quarter ended March 31, 2006, from approximately $322,000 during the quarter ended March 31, 2005, down approximately $111,000, or 35%. The decrease can be attributed to the decrease in selling and marketing which in 2005 included the $196,000 production cost for the TwinTech infomercial. The full production cost was originally borne by a shareholder, as evidenced by an April 28, 2003 funding agreement, in exchange for a per kit royalty, not to exceed $2,000,000. In conjunction with the buyout from COC, we agreed to repay the production fee to the shareholder in full settlement of the obligations set forth in the funding agreement. In 2006, the lack of a major production cost was offset marginally by an increase in media expenditures generated by the beginning of sales directly to consumers in the US; these expenditures amounted to approximately $56,000 for the quarter ended March 31, 2006.

Net  Income

Apart from the past fiscal year ended December 31, 2005, we have not achieved profitability on a consistent or annualized basis. Our net loss of $18,000 for the quarter ended March 31, 2006 follows up fourth quarter 2005 net income of approximately $2,000. Although we expect continued strong sales from our Derma Wand product over the remainder of the year, we anticipate that until a follow-up financing is completed, we will continue to operate at or near break-even, as we reinvest all available funds into new products. Market acceptance of the products we launch will also be a determining factor as to whether we will continue to operate profitably or at a loss.

PLAN OF OPERATION; LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2006, we had approximately $259,000 in cash on the books, compared to approximately $21,000 at December 31, 2005. We generated positive cash flow from operations of approximately $232,000 in the first quarter of 2006 compared to a positive cash flow from operations of approximately $588,000 for the same period in 2005. The positive cash flow from operations was a combination of accounts receivable collected and an increase in payables and accrued liabilities.

We have a note payable to The Better Blocks Trust ("BB Trust") in the amount of approximately $591,000.

The Company has granted 1,195,000 stock options; 900,000 at $0.35, 160,000 at $0.36, 80,000 at $0.50, 35,000 at $1.50 and 20,000 at $2.00. All option grants vest over a five-year period. To date, a total of 34,000 stock options have been exercised at $0.50 for proceeds of $17,000. If the optionees exercise the remainder of these options as they vest, we will receive $342,270 in capital. We estimate that the $0.50 options granted on September 28, 2001 will result in a deferred non-cash compensation expense of approximately $32,000 that we will recognize over the next two years as services are rendered by the optionees. During 2005, $16,000 of this deferred non-cash compensation expense was amortized; the remaining $16,000 will be amortized during 2006. This assumes an estimated fair value of $1.50 per share, based on the price of our offering of $1.50 per share at the time. No options were granted, but 8000 options were exercised during the period ended March 31, 2006.

Apart from the past fiscal year ended December 31, 2005, we have experienced recurring losses from operations and have experienced negative cash flows from operating activities. In addition, the Company


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
has a working capital deficiency of approximately $328,000 and an accumulated deficit of approximately $1,156,000 as of March 31, 2006. These recurring losses and our need for additional capital to sustain operations has led to the "going concern" opinion issued by our independent auditors. In an effort to reach profitability and become less dependent on the requirement to finance continuing operations, we are working to increase revenues and profit margins by continuing the trend of generating revenues by selling our own products where our margins are much higher than our third-party products. Furthermore, we are actively pursuing additional financing so that we may produce two long-form infomercials and one short-form infomercial over the course of the next twelve months. We have no binding commitments or arrangements for additional financing, and there is no assurance that our management will be able to obtain any additional financing on terms acceptable to us, if at all.


ITEM 3.   CONTROLS AND PROCEDURES

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's Exchange Act reports is recorded, processed, summarized and reported within the time frames specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer and its Chief Financial Officer, to allow timely decisions regarding required disclosure based closely on the definition of "disclosure controls and procedures" in Rule 13a-15(e) and 15d-15(e)

As of March 31, 2006, the Company carried out an evaluation, under the supervision and within the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on the foregoing, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective.

There has been no change in the Company's internal controls over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during our last fiscal quarter that has materially affected, or is reasonably likely to materially affect our internal control over financial reporting.


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
                           PART II - OTHER INFORMATION


ITEM  6.     EXHIBITS  AND  REPORTS  ON  FORM  8-K

EXHIBITS

Exhibit
Number    Description

*31.1     Rule 13a-14(a)/15d-14(a) Certification - Chief Executive Officer

*31.2     Rule 13a-14(a)/15d-14(a) Certification - Chief Financial Officer

*32       Section 1350 Certifications

*  Filed  herewith

REPORTS ON FORM 8-K

No reports on Form 8-K were filed during the quarter ended March 31, 2006.


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
                                   SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                    INTERNATIONAL COMMERCIAL TELEVISION INC.
                    ----------------------------------------
                                   Registrant


Date: May 15, 2006       By:     /s/  Kelvin Claney
                             -------------------------------
                         Name: Kelvin Claney
                         Title: Chief Executive Officer


Date: May 15, 2006       By:     /s/Karl Redekopp
                             -------------------------------
                         Name: Karl Redekopp
                         Title: Chief Financial Officer


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